UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Consolidated Financial Statements of the Prudential Conglomerate

1st Semester 2020

bradesco

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

	Note	On June 30, 2020	On December 31, 2019
Assets
Cash and cash equivalents	4	161,293,513	61,399,815
Financial instruments		975,055,726	928,160,002
- Interbank investments	5	15,739,630	15,553,620
- Compulsory deposits with the Brazilian Central Bank	6	80,994,656	90,622,338
- Securities	7	315,725,905	318,183,969
- Derivative financial instruments	8	26,420,948	14,340,061
- Loans	9	421,558,639	376,438,407
- Other financial instruments	10	114,615,948	113,021,607
Leases	10	2,982,918	2,857,515
Expected credit loss associated with credit risk		(43,087,636)	(36,663,729)
- Loans		(40,596,242)	(33,440,297)
- Leases		(107,870)	(160,382)
- Other receivables		(2,383,524)	(3,063,050)
Deferred tax assets	35	86,268,031	65,063,304
Investments in affiliates/associates and jointly controlled entities	11	54,526,897	61,625,235
Premises and equipment	12	11,530,612	11,219,655
Intangible assets	13	29,423,240	29,056,303
Depreciation and amortization		(26,097,285)	(24,236,605)
- Premises and equipment	12	(6,373,545)	(5,860,618)
- Intangible assets	13	(19,723,740)	(18,375,987)
Other assets	14	32,550,356	32,900,877
Impairment of Assets Accumulated		(2,622,295)	(2,688,279)
Total assets		1,281,824,077	1,128,694,093

The accompanying Notes are an integral part of these Financial Statements.

Bradesco 3

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

	Note	On June 30, 2020	On December 31, 2019
Liabilities
Deposits and other financial liabilities		1,087,963,430	937,843,594
- Deposits from banks	15	277,057,526	256,655,914
- Deposits from customers	16	493,459,838	369,758,747
- Securities issued	17	170,645,103	186,297,851
- Subordinated debts	18	53,548,869	49,318,062
- Derivative financial instruments	8	21,456,169	14,104,410
- Other financial liabilities	19	71,795,925	61,708,610
Provisions	20	30,243,664	31,378,452
- Other reserves		30,243,664	31,378,452
Deferred income tax assets	35	4,494,003	4,618,629
Other liabilities	22	23,928,127	21,067,730
Total liabilities		1,146,629,224	994,908,405
Shareholders’ equity	23
Capital		79,100,000	75,100,000
Treasury shares		(440,514)	(440,514)
Capital reserves		11,441	11,441
Profit reserves		52,985,796	52,407,209
Other comprehensive income		3,476,929	6,645,085
Equity attributable to shareholders of the parent	24	135,133,652	133,723,221
Non-controlling interest		61,201	62,467
Total equity		135,194,853	133,785,688
Total equity and liabilities		1,281,824,077	1,128,694,093

The accompanying Notes are an integral part of these Financial Statements.

4 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Income Statement of the Prudential Conglomerate on June 30 – In thousands of Reais

	Nota	2020	2019
Revenue from financial intermediation		38,547,089	56,234,860
- Loans		37,359,319	37,005,903
- Leases		87,554	122,110
- Securities and interbank investments		16,053,455	15,351,822
- Net gain or (loss) from derivative financial instruments		(19,951,597)	(162,095)
- Revenue from financial intermediation – foreign exchange income	11	4,493,107	1,396,237
- Reserve requirement	7	1,278,272	2,282,183
- Sale or transfer of financial assets		(773,021)	238,700
Expenses from financial intermediation		(48,741,796)	(21,973,132)
- Retail and professional market funding	20	(16,166,951)	(20,356,870)
- Borrowing and on-lending	16	(32,574,845)	(1,616,262)
Net revenue from financial intermediation		(10,194,707)	34,261,728
Expected Credit Loss Associated with Credit Risk expense		(15,549,313)	(10,577,361)
- Loans		(15,728,614)	(9,990,305)
- Leases		47,709	(22,047)
- Other receivables		131,592	(565,009)
Gross income from financial intermediation		(25,744,020)	23,684,367
Net other operating income (expenses)		14,281,233	(10,205,596)
- Fee and commission income	26	8,819,426	9,043,177
- Income from banking fees		4,070,835	4,012,306
- Personnel expenses	27	(8,685,451)	(8,768,745)
- Other administrative expenses	28	(10,519,421)	(10,727,298)
- Tax expenses	29	(1,773,647)	(2,745,346)
- Share of profit (loss) of unconsolidated and jointly controlled companies	12	26,625,312	3,846,660
- Other operating income	30	2,672,100	3,026,605
- Other operating expenses	31	(6,212,668)	(6,687,022)
- Provision (expenses)/reversals		(715,253)	(1,205,933)
- Labor		(289,676)	(673,715)
- Tax		(7,262)	232,123
- Civil		(75,163)	(671,260)
- Others		(343,152)	(93,081)
Operating profit/(loss)		(11,462,787)	13,478,771
Non-operating income/(expense)	32	(33,718)	(301,093)
Income/(loss) before income taxes and non-controlling interests		(11,496,505)	13,177,678
Income taxes	36	18,392,255	(1,307,750)
Non-controlling interests in subsidiaries		(7,609)	(7,407)
Net income		6,888,141	11,862,521

Net income attributable to shareholders:
Shareholders of the parent		6,888,141	11,862,521
Non-controlling interest		7,609	7,407

Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):
- Earnings per common share		0.73	1.27
- Earnings per preferred share		0.80	1.40

The accompanying Notes are an integral part of these Financial Statements.

 Bradesco 5

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Comprehensive income statement of the Prudential Conglomerate on June 30 – In thousands of Reais

	2020	2019
Net income for the period	6,888,141	11,862,521
Non-controlling interest	7,609	7,407
Net income for the period attributable to shareholders	6,895,750	11,869,928

Items that are or may be reclassified to the Consolidated Income Statement	(3,166,188)	4,793,061

Securities available for sale	(2,830,760)	4,731,548
- Own	(2,019,100)	2,379,196
- Affiliates/associates and jointly controlled entities	(811,660)	2,352,352

Cash flow hedge	(318,513)	58,755
Hedge of investment abroad	(134,780)	(9,469)

Exchange differences on translations of foreign operations	117,865	12,227

Items that can not be reclassified to the Consolidated Income Statement	(1,968)	-

Actuarial valuation	(1,968)	-

Total other comprehensive income	(3,168,156)	4,793,061
Comprehensive income for the period	3,727,594	16,662,989

Attributable to shareholders:
Shareholders of the parent	3,719,985	16,655,582
Non-controlling interest	7,609	7,407

6 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Changes in Prudential Shareholders’ Equity – In thousands of Reais

Events	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory
Balance on December 31, 2018	67,100,000	11,441	8,494,263	45,194,107	761,572	(440,514)	-	121,120,869
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	4,793,061	-	-	4,793,061
Net income	-	-	-	-	-	-	11,862,521	11,862,521
Allocations:
- Reserves	-	-	593,126	7,129,420	-	-	(7,722,546)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(3,934,104)	(3,934,104)
- Provisioned dividends	-	-	-	-	-	-	(205,871)	(205,871)
Balance on June 30, 2019	75,100,000	11,441	9,087,389	44,323,527	5,554,633	(440,514)	-	133,636,476

Balance on December 31, 2019	75,100,000	11,441	9,623,394	42,783,815	6,645,085	(440,514)	-	133,723,221
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(3,168,156)	-	-	(3,168,156)
Net income	-	-	-	-	-	-	6,888,141	6,888,141
Allocations:
- Reserves	-	-	344,407	4,234,180	-	-	(4,578,587)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(2,309,554)	(2,309,554)
Balance on June 30, 2020	79,100,000	11,441	9,967,801	43,017,995	3,476,929	(440,514)	-	135,133,652

The accompanying Notes are an integral part of these Financial Statements.

 Bradesco 7

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Added value statement of the Prudential Conglomerate on June 30 – In thousands of Reais

Description	2020	%	2019	%
1 – Revenue	31,598,498	14,617.8	53,545,539	206.5
1.1) Financial intermediation	38,547,089	17,832.3	56,234,860	216.9
1.2) Fees and commissions	12,890,261	5,963.2	13,055,483	50.4
1.3) Allowance for loan losses	(15,549,313)	(7,193.3)	(10,577,361)	(40.8)
1.4) Other	(4,289,539)	(1,984.4)	(5,167,443)	(19.9)
2 – Financial intermediation expenses	(48,741,796)	(22,548.5)	(21,973,132)	(84.8)
3 – Inputs acquired from third-parties	(6,856,668)	(3,172.0)	(7,112,198)	(27.4)
Outsourced services	(2,055,938)	(951.1)	(2,055,967)	(7.9)
Data processing	(1,113,812)	(515.3)	(1,176,831)	(4.5)
Communication	(640,639)	(296.4)	(723,429)	(2.8)
Asset maintenance	(603,414)	(279.1)	(553,131)	(2.1)
Financial system services	(503,549)	(232.9)	(515,244)	(2.0)
Advertising and marketing	(405,973)	(187.8)	(439,254)	(1.7)
Security and surveillance	(370,826)	(171.5)	(368,912)	(1.4)
Transport	(333,260)	(154.2)	(368,062)	(1.4)
Material, water, electricity and gas	(264,949)	(122.6)	(305,891)	(1.2)
Travel	(47,229)	(21.8)	(98,694)	(0.4)
Other	(517,079)	(239.2)	(506,783)	(2.0)
4 – Gross added value (1-2-3)	(23,999,966)	(11,102.7)	24,460,209	94.3
5 – Depreciation and amortization	(2,409,182)	(1,114.5)	(2,381,088)	(9.2)
6 – Net added value produced by the entity (4-5)	(26,409,148)	(12,217.2)	22,079,121	85.2
7 – Added value received through transfer	26,625,312	12,317.2	3,846,660	14.8
Share of profit (loss) of unconsolidated and jointly controlled companies	26,625,312	12,317.2	3,846,660	14.8
8 – Added value to distribute (6+7)	216,164	100.0	25,925,781	100.0
9 – Added value distributed	216,164	100.0	25,925,781	100.0
9.1) Personnel	7,573,904	3,503.8	7,694,761	29.7
Salaries	4,382,768	2,027.5	4,293,301	16.6
Benefits	2,120,998	981.2	2,121,190	8.2
Government Severance Indemnity Fund for Employees (FGTS)	387,171	179.1	373,645	1.4
Other	682,967	315.9	906,625	3.5
9.2) Tax, fees and contributions	(15,507,061)	(7,173.7)	5,127,080	19.8
Federal	(16,130,078)	(7,462.0)	4,417,984	17.0
State	242	0.1	5,097	-
Municipal	622,775	288.1	703,999	2.7
9.3) Remuneration for providers of capital	1,253,571	579.9	1,234,012	4.8
Rental	869,327	402.2	842,711	3.3
Asset leases	384,244	177.8	391,301	1.5
9.4) Added Value distributed to shareholders	6,895,750	3,190.1	11,869,928	45.8
Interest on Shareholders’ Equity/Dividends paid and/or provisioned	2,309,554	1,068.4	4,139,975	16.0
Retained earnings	4,578,587	2,118.1	7,722,546	29.8
Non-controlling interests in retained earnings	7,609	3.5	7,407	-

The accompanying Notes are an integral part of these Financial Statements.

8 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Cash flows statements of the Prudential Conglomerate on June 30 – In thousands of Reais

	2020	2019
Cash flow from operating activities:
Income before income taxes and non-controlling interests	(11,496,505)	13,177,678
Adjustments for:	(14,199,832)	9,267,252
Effect of changes in exchange rates in cash and cash equivalents	(1,903,871)	(288,617)
Allowance for loan losses expense	15,549,313	10,577,361
Accumulated depreciation and amortization	2,409,182	2,381,088
(Reversion)/Constitution Impairment losses of assets	59,502	85,873
Expenses/ reversal with civil, labor and tax provisions	1,274,174	1,881,097
Share of profit (loss) of unconsolidated and jointly controlled companies	(26,625,312)	(3,846,660)
(Gain)/loss on sale of fixed assets	14,021	(2,598)
(Gain)/loss on sale of foreclosed assets	25,909	151,711
Foreign exchange variation of assets and liabilities overseas/Other	(5,002,750)	(1,672,003)
Net income before taxes after adjustments	(25,696,337)	22,444,930
(Increase)/Decrease in interbank investments	(186,010)	1,234,560
(Increase)/Decrease in reserve requirement - Central Bank	9,627,682	734,806
(Increase)/Decrease in trading securities and derivative financial instruments	(2,179,790)	(4,193,597)
(Increase)/Decrease in loans and leases	(54,299,641)	(28,610,690)
(Increase)/Decrease in Deferred income tax assets	(1,362,142)	(137,439)
(Increase)/decrease in other assets	384,136	(1,027,795)
(Increase)/Decrease in Other financial instruments	8,327,074	(20,025,975)
Increase/(Decrease) in Deposits and other financial instruments	154,196,995	7,670,368
Increase/(Decrease) in Deferred income tax liabilities	(1,574,956)	(1,188,519)
Increase/(Decrease) in Provisions	(2,408,962)	(2,701,689)
Increase/(decrease) in other liabilities	27,196,833	5,811,676
Income tax and social contribution paid	(897,714)	(2,220,552)
Net cash provided by/(used in) operating activities	111,127,168	(22,209,916)
Cash flow from investing activities:
Maturity of and interest on held-to-maturity securities	30,048,273	2,619,560
Sale of/maturity of and interest on available-for-sale securities	41,618,032	75,575,325
Proceeds from sale of foreclosed assets	190,256	339,475
Sale of investments	1,956	-
Sale of premises and equipment	391,051	394,761
Purchases of available-for-sale securities	(43,069,510)	(60,996,340)
Purchases of held-to-maturity securities	(18,491,475)	-
Investment acquisitions	-	(4,000)
Purchase of premises and equipment	(832,298)	(809,051)
Intangible asset acquisitions	(969,452)	(1,507,472)
Dividends and interest on shareholders’ equity received	79,299	24,333
Net cash provided by/(used in) investing activities	8,966,132	15,636,591
Cash flow from financing activities:
Funds from issuance of securities	39,068,011	45,920,175
Settlement and interest payments of funds from issuance of securities	(59,347,299)	(35,195,110)
Settlement and interest payments of subordinated debts	(1,099,682)	(907,142)
Dividends and interest on shareholders’ equity paid	(715,628)	(4,745,360)
Non-controlling interest	(8,875)	(4,244)
Net cash provided by/(used in) financing activities	(22,103,473)	5,068,319
Net increase/(decrease) in cash and cash equivalents	97,989,827	(1,505,006)
Cash and cash equivalents - at the beginning of the period	61,399,815	110,098,685
Effect of changes in exchange rates in cash and cash equivalents	1,903,871	288,617
Cash and cash equivalents - at the end of the period	161,293,513	108,882,296
Net increase/(decrease) in cash and cash equivalents	97,989,827	(1,505,006)

The accompanying Notes are an integral part of these Financial Statements.

 Bradesco 9

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Index of Notes

Notes to Financial Statements of the Prudential Conglomerate are as follows:

Page

1) OPERATIONS	11
2) PRESENTATION OF THE FINANCIAL STATEMENTS	11
3) SIGNIFICANT ACCOUNTING PRACTICES	13
4) CASH AND CASH EQUIVALENTS	20
5) INTERBANK INVESTMENTS	20
6) COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK	21
7) SECURITIES	21
8) DERIVATIVE FINANCIAL INSTRUMENTS	25
9) LOANS	32
10) OTHER FINANCIAL INSTRUMENTS	43
11) INVESTMENTS IN AFFILIATES/ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	44
12) PREMISES AND EQUIPMENT	45
13) INTANGIBLE ASSETS	45
14) OTHER ASSETS	46
15) DEPOSITS FROM BANKS	47
16) DEPOSITS FROM CUSTOMERS	49
17) SECURITIES ISSUED	49
18) SUBORDINATED DEBT	50
19) OTHER FINANCIAL LIABILITIES	51
20) PROVISIONS	51
21) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY	52
22) OTHER LIABILITIES	56
23) SHAREHOLDERS’ EQUITY (PARENT COMPANY)	56
24) NON-CONTROLLING INTERESTS IN SUBSIDIARIES	58
25) FEE AND COMMISSION INCOME	58
26) PAYROLL AND RELATED BENEFITS	58
27) OTHER ADMINISTRATIVE EXPENSES	58
28) TAX EXPENSES	59
29) OTHER OPERATING INCOME	59
30) OTHER OPERATING EXPENSES	59
31) NON-OPERATING INCOME (LOSS)	59
32) RELATED-PARTY TRANSACTIONS	60
33) RISK AND CAPITAL MANAGEMENT	62
34) EMPLOYEE BENEFITS	67
35) INCOME TAX AND SOCIAL CONTRIBUTION	68
36) OTHER INFORMATION	69

10 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

1)	OPERATIONS

Banco Bradesco S.A. (Bradesco), Institution leading conglomerate Prudential, is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s / n, in the city of Osasco, State of São Paulo, Brazil, that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)	PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements of the Prudential Conglomerate were prepared to comply with the requirements of Resolution No. 4,280/13 of the National Monetary Council (CMN) and additional rules of the Brazilian Central Bank (Bacen). Thus, specific requirements were applied when consolidating the financial statements of Bradesco, its foreign branches, subsidiaries and investment funds. These requirements are not necessarily the same as those established by corporate law.

In addition, as of January 2020, the changes arising from CMN Resolution No. 4,720/19 and Bacen Circular No. 3,959/19 were included in Bradesco's consolidated financial statements. The main objective of these standards is to bring similarity with the guidelines for the presentation of financial statements in accordance with International Financial Reporting Standards (IFRS). The main changes implemented were: statement of financial position accounts are presented in order of liquidity and enforceability; the statement of financial position balances for the period are presented in comparison with the end of the immediate previous fiscal year and the remaining statements are compared with the same periods of the previous fiscal year for which they were presented; and the inclusion of the Statement of Comprehensive Income. The changes implemented by the new standards did not impact Net Income or Shareholders’ Equity.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all period presented.

For the preparation of these consolidated financial statements, equity interests, balances of balance sheet accounts, revenues, expenses and unrealized gains were eliminated and net income and shareholders’ equity attributable to the non-controlling shareholders were accounted for in a separate line. Investments in companies in which shareholding control is shared with other shareholders are accounted for using the equity method. Goodwill on acquisitions of investments in subsidiaries is presented in investments and intangible assets (Note 13a).

The financial statements include estimates and assumptions, which are reviewed at least annually, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s financial statements of the Prudential Conglomerate were approved by the Board of Executive Officers on August 27, 2020.

 Bradesco 11

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Below are the significant directly and indirectly owned companies and investment funds included in the financial statements of the Prudential Conglomerate:

	Activity	Equity interest

		On June 30, 2020	On December 31, 2019
Financial Institutions
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco Argentina S.A.U (1)	Banking	100.00%	100.00%
Banco Bradesco BBI S.A. (2)	Investment bank	100.00%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (1)	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (3)	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
Bradesco Securities Hong Kong Limited (1)	Brokerage	100.00%	100.00%
Bradesco Securities, Inc. (1)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	Brokerage	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Cards	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
Cidade Capital Markets Ltd. (1)	Banking	100.00%	100.00%
Crediare S.A. Crédito, Financiamento e Investimento	Banking	50.00%	50.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Nova Marília Administração de Bens Móveis e Imóveis Ltda.	Asset management	100.00%	100.00%
Serel Participações em Imóveis S.A.	Asset management	100.00%	100.00%
Consortium Management
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Payment Institutions
Alvorada Administradora de Cartões Ltda.	Services	100.00%	100.00%
Bankpar Consultoria e Serviços Ltda.	Services	100.00%	100.00%
BCN - Consultoria, Adm. Bens, Serv. e Publicidade Ltda. (5)	Services	-	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
RCB Investimentos S.A.	Holding	65.00%	65.00%
RCB Portfolios Ltda.	Resource Manager	100.00%	100.00%
Itapeva Recuperação de Créditos Ltda.	Credit Recoverer	100.00%	100.00%
MPO Processadora de Pagamentos Móveis S.A.	Services	100.00%	100.00%
Carson Serviços Financeiros S.A. (6)	Services	100.00%	-
Lecce Holdings S.A. (7)	Holding	100.00%	-
Securitization Companies
Alvorada Cia. Securitizadora de Créditos Financeiros	Credit acquisition	100.00%	100.00%
Alvorada Serviços e Negócios Ltda.	Credit acquisition	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Investment Funds (8)
Bradesco F.I. Referenciado DI Uniao	Investment Fund	88.53%	91.63%
Alpha F.I. Mult. Créd. Priv. Inv. no Exterior	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Pioneiro	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. Referenciado DI Galáxia	Investment Fund	100.00%	100.00%

12 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	Activity	Equity interest

		On June 30, 2020	On December 31, 2019
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Andromeda	Investment Fund	100.00%	100.00%
Fundo de Investimento Referenciado DI GJ	Investment Fund	100.00%	100.00%
BRAM FI RF Referenciado DI	Investment Fund	100.00%	100.00%
Bradesco Procyon Fund Ltd.	Investment Fund	100.00%	100.00%
Bradesco FIM Cred Priv IE - RV Local	Investment Fund	100.00%	100.00%
F II - Fundo de Investimento RF Cred Privado	Investment Fund	100.00%	100.00%

(1) The functional currency of these companies abroad is the Real;

(2) Acquisition of minority interest in January 2020;

(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(4) The functional currency of this company is the Mexican Peso;

(5) Company merged in May 2020 by Nova Paiol Participações Ltda;

(6) Consolidated companies in February 2020;

(7) Consolidated companies in June 2020; and

(8) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3)	SIGNIFICANT ACCOUNTING PRACTICES

a)	Functional and presentation currencies

Financial statements of Prudential Conglomerate are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore has the real as functional currency and assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil.

b)	Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

c)	Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 4.

d)	Financial instruments

I.	Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

 Bradesco 13

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The breakdown, terms and proceeds relating to interbank investments are presented in Note 5.

II.	Securities – Classification

•	Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•	Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•	Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7.

III.	Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

•	Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•	Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

•	Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

14 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 8.

e)	Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk) considering, among other things, the delay levels (as described in table below); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors.

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H
(1)	For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated operations are maintained at least at the same rating in which they were classified on the date of renegotiation.

As permitted by Resolution No. 4,803/20 issued by CMN, renegotiated operations from March 1 to September 30, 2020 are being maintained at the same level as they were classified on February 29, 2020, except: (a) operations with a delay of 15 days or more on February 29, 2020; and (b) transactions with evidence of the counterparty's inability to honor the obligation under the new conditions agreed.

Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provisions for expected losses associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

 Bradesco 15

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

f)	Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Deferred tax assets” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Deferred taxes”, in which for the differences in leasing depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such, the social contribution on the profit was calculated until August 2015, considering the rate of 15%.

For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019. In November 2019, Constitutional Amendment No. 103 was enacted, which establishes in Article 32, the increase in the social contribution rate on the net profit of “Banks” from 15% to 20%, effective from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 35.

g)	Investments in affiliates/associates and Jointly Controlled Entities

Investments in subsidiaries, affiliates and jointly controlled companies, with significant influence or participation of 20% or more in the voting capital, are valued using the equity method.

The controlled companies registered under the caption Investments are those that are not within the scope of Resolution No. 4,820.

The breakdown of investments is shown in Note 11.

h)	Premises and equipment

Relates to the tangible assets used by the Bank in its activities.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, are disclosed in Note 12.

i)	Intangible assets

16 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•	Acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable;

•	Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits; and

•	Goodwill on acquisition of investments: is recorded at the amount exceeding the amount paid on the acquisition of investments and is amortized over the estimated time over which the asset is expected to contribute, directly or indirectly, to future cash flow.

Intangible assets and the movement in these balances by class are presented in Note 13.

j)	Other assets

Other assets include taxes to be offset relating to income tax and social contribution credits from previous years and prepayments made but not yet utilized in the current period.

Also classified in this group are prepaid expenses that represent the application of funds in advance payments, whose rights to benefits or provision of services will occur in future periods, being recorded in the income statement on an accrual basis are classified as other assets.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Income Statement according to the terms and the amount of expected benefits and directly recognized in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

Assets not for own use are those received as payment in kind and those that were in use and were deactivated, destined for sale. They are recorded at the lower of the market value and the book value and adjusted through a provision, when applicable.

The composition of Other Assets is presented in Note 14.

k)	Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes, that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

 Bradesco 17

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The Organization’s corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

l)	Deposits and other financial instruments

I.	Securities sold under agreements to repurchase and Deposits from customers

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro-rata basis.

The composition of deposits and Securities sold under agreements to repurchase and funds from issuance of securities, as well as their maturities and amounts recorded in equity and income accounts, are presented in Notes 15a and 16.

II.	Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in profit or loss over the term of the transaction, according to Notes 17 and 18.

m)	Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 - Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and in accordance with Circular Letter nº 3,429/10:

•	Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•	Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•	Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•	Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, is presented in Note 21.

n)	Post–employment benefits

18 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization’s net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco’s net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the standard accounting.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the result.

Details on employee benefits are presented in Note 34.

o)	Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•	Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and
•	Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 36 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 3,973/11.

 Bradesco 19

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

4)	CASH AND CASH EQUIVALENTS

	R$ thousand
	On June 30, 2020	On December 31, 2019
Cash and due from banks in domestic currency	16,679,876	14,727,250
Cash and due from banks in foreign currency	4,860,028	3,994,530
Investments in gold	1,715	892
Total cash and due from banks	21,541,619	18,722,672
Interbank investments (1)	139,751,894	42,677,143
Total cash and cash equivalents	161,293,513	61,399,815
(1)	It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

5)	INTERBANK INVESTMENTS

a)	Breakdown and maturity

	R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360 days	On June 30, 2020	On December 31, 2019
	days	days	days
Securities purchased under agreements to resell:						-
Own portfolio position	4,782,143	1,360,379	-	-	6,142,522	4,415,212
● National treasury notes	2,857,925	1,159,002	-	-	4,016,927	2,777,423
● National treasury bills	-	201,377	-	-	201,377	216,406
● Other	1,924,218	-	-	-	1,924,218	1,421,383
Funded position	212,085	818,721	-	-	1,030,806	509,381
● National treasury notes	212,085	818,721	-	-	1,030,806	364,351
● National treasury bills	-	-	-	-	-	145,030
Unrestricted position	-	1,119,394	-	-	1,119,394	2,859,289
● National treasury bills	-	1,119,394	-	-	1,119,394	2,859,289
Subtotal - Revenue from securities and interbank investments	4,994,228	3,298,494	-	-	8,292,722	7,783,882
Interest-earning deposits in other banks:						-
● Interest-earning deposits in other banks:	896,699	2,283,791	1,621,629	2,647,151	7,449,270	7,769,751
● Allowance for losses	-	(130)	(4)	(2,228)	(2,362)	(13)
Subtotal - Revenue from securities and interbank investments	896,699	2,283,661	1,621,625	2,644,923	7,446,908	7,769,738
Total on June 30, 2020	5,890,927	5,582,155	1,621,625	2,644,923	15,739,630
%	37.4	35.5	10.3	16.8	100.0
Total in December 31, 2019	5,251,095	5,336,973	3,219,405	1,746,147		15,553,620
%	33.8	34.3	20.7	11.2		100.0

b)	Income from interbank investments

Classified in the statement of income as income from operations with securities.

	In the six month period ended June 30 - R$ thousand
	2020	2019
Income from investments in purchase and sale commitments:
• Own portfolio position	288,914	597,842
• Funded position	1,590,498	2,776,984
• Unrestricted position	1,472,958	296,505
Subtotal - Revenue from securities and interbank investments	3,352,370	3,671,331
Income from interest-earning deposits in other banks	240,176	202,617
Total (Note 8f III) (1)	3,592,546	3,873,948

(1) Includes the result of Interbank Investments with maturity in up to 90 days, presented as Cash Equivalents (Note 4)

20 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

6)	COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a)	Reserve requirement

	R$ thousand
	Remuneration	On June 30, 2020	On December 31, 2019
Compulsory deposit – demand deposits	not remunerated	7,583,882	7,042,022
Compulsory deposit – savings deposits	savings index	24,409,583	22,619,432
Compulsory deposit – time deposits	Selic rate	49,001,191	60,960,884
Total		80,994,656	90,622,338

For more information on compulsory deposits see Note 36.

b)	Revenue from reserve requirement

	In the six month period ended June 30 - R$ thousand
	2020	2019
Reserve requirement – Bacen (Compulsory deposit)	1,274,927	2,264,107
Reserve requirement – SFH (1)	3,345	18,076
Total	1,278,272	2,282,183

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption “Other assets”.

7)	SECURITIES

Information on securities as follows:

a)	Summary of the consolidated classification of securities by operating segment and issuer

	R$ thousand
	On June 30, 2020%		On December 31, 2019%
Trading securities	37,228,565	11.8	39,777,903	12.5
- Government securities	28,613,235	9.1	32,951,763	10.4
- Corporate securities	8,615,330	2.7	6,826,140	2.1
Available-for-sale securities (2)	200,671,282	63.6	211,309,387	66.4
- Government securities	101,933,878	32.3	125,117,882	39.3
- Corporate securities	98,737,404	31.3	86,191,505	27.1
Held-to-maturity securities (2)	77,826,058	24.6	67,096,679	21.1
- Government securities	69,997,349	22.1	58,708,455	18.5
- Corporate securities	7,828,709	2.5	8,388,224	2.6
Total	315,725,905	100.0	318,183,969	100.0

- Government securities	200,544,462	63.5	216,778,100	68.1
- Corporate securities	115,181,443	36.5	101,405,869	31.9
Total	315,725,905	100.0	318,183,969	100.0

 Bradesco 21

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)      Consolidated classification by category, maturity and operating segment

I)	Trading securities

Securities	R$ thousand
	On June 30, 2020							On December 31, 2019
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment

Financial treasury bills	-	136,099	298,313	12,634,955	13,069,367	13,072,987	(3,620)	16,943,056	1,196
National treasury notes	-	115,367	315,748	11,151,352	11,582,467	11,349,274	233,193	7,552,980	363,104
Financial bills	51,207	43,762	-	231,052	326,021	420,370	(94,349)	499,332	(4,116)
Debentures	34	1,897	-	564,903	566,834	611,024	(44,190)	798,746	15,809
National treasury bills	271,982	541,359	425,808	1,336,015	2,575,164	2,567,007	8,157	7,992,246	41
Brazilian foreign debt securities	-	-	245	784,142	784,387	745,747	38,640	47,308	1,296,763
Other	3,866,858	1,117,943	176,926	3,162,598	8,324,325	8,615,838	(291,513)	5,944,235	(95,667)
Total	4,190,081	1,956,427	1,217,040	29,865,017	37,228,565	37,382,247	(153,682)	39,777,903	1,577,130

II)	Available-for-sale securities

Securities (2)	R$ thousand
	On June 30, 2020							On December 31, 2019
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment

National treasury bills	3,474,925	1,784,590	20,121,700	29,802,033	55,183,248	52,525,947	2,657,301	79,985,441	2,573,699
Debentures	-	2,808,637	2,844,037	58,858,750	64,511,424	68,489,351	(3,977,927)	58,020,744	(232,586)
National treasury notes	-	96,394	17,551,106	11,014,582	28,662,082	27,343,045	1,319,037	35,425,784	1,902,624
Foreign corporate securities	1,665,253	-	113,627	6,745,042	8,523,922	8,327,742	196,180	7,442,003	268,637
Shares	3,345,527	-	-	-	3,345,527	3,524,928	(179,401)	3,566,819	(6,070)
Foreign government bonds	1,135,190	5,056,655	1,190,945	-	7,382,790	7,356,099	26,691	6,454,894	5,335
Certificates of real estate receivables	-	-	190,848	2,189,994	2,380,842	2,506,314	(125,472)	1,851,472	44,410
Brazilian foreign debt securities	-	-	816,977	8,100,556	8,917,533	8,907,222	10,311	1,746,931	50,811
Financial treasury bills	-	180,251	607,621	967,612	1,755,484	1,756,107	(623)	1,469,698	356
Promissory Notes	-	1,109,977	4,233,142	1,293,785	6,636,904	6,643,373	(6,469)	2,870,278	13,026
Other	1,824,636	2,102,045	2,393,917	7,050,928	13,371,526	13,570,562	(199,036)	12,475,323	57,964
Subtotal - Revenue from securities and interbank investments	11,445,531	13,138,549	50,063,920	126,023,282	200,671,282	200,950,690	(279,408)	211,309,387	4,678,206
Accounting Hedge (Nota 8f II) (1)	-	-	-	-	-	-	(1,093,191)	-	(269,021)
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	1,570,275	-	(545,381)
Total	11,445,531	13,138,549	50,063,920	126,023,282	200,671,282	200,950,690	197,676	211,309,387	3,863,804

22 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

III) Held-to-maturity securities

Securities (2)	R$ thousand
	On June 30, 2020							On December 31, 2019
	1 to 30	31 to 180	181 to 360	More than 360	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
	days	days	days	days
National treasury bills	7,925,658	4,906,330	-	38,812,433	51,644,421	53,746,205	2,101,784	57,884,427	1,848,510
Certificates of real estate receivables	-	10,768	3,826	7,814,116	7,828,710	7,711,063	(117,647)	8,388,224	489,378
National treasury notes	123	1,008	902	18,350,894	18,352,927	18,982,765	629,838	820,887	126,149
Other	-	-	-	-	-	-	-	3,141	-
Total	7,925,781	4,918,106	4,728	64,977,443	77,826,058	80,440,033	2,613,975	67,096,679	2,464,037

c)      Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30, 2020 (3) (4)	Total in December 31, 2019 (3) (4)
Securities pledged as colateral	13,864,063	13,102,744	23,685,542	146,785,588	197,437,937	142,657,852
Fixed income securities	9,361,511	13,102,744	23,685,542	146,785,588	192,935,385	138,088,767
● National treasury notes	123	212,768	11,680,351	29,948,140	41,841,382	12,316,374
● Financial treasury bills	-	250,815	39,023	11,542,214	11,832,052	14,748,942
● National treasury bills	3,206,254	541,359	1,679	18,680,267	22,429,559	12,574,425
● Debentures	34	2,656,652	2,844,037	53,994,883	59,495,606	55,214,774
● Financial bills	51,207	43,762	111,803	485,712	692,484	808,938
● Certificates of real estate receivables	-	10,768	194,674	10,031,183	10,236,625	10,267,775
● Foreign corporate securities	722,363	549,200	289,421	5,746,160	7,307,144	5,981,526
● Brazilian foreign debt securities	-	-	817,222	8,166,260	8,983,482	1,345,186
● Bank deposit certificates	47	-	-	77	124	404,436
● Promissory Notes	-	1,109,977	4,233,142	1,297,112	6,640,231	2,870,278
● Other	5,381,483	7,727,443	3,474,190	6,893,580	23,476,696	21,556,113
Equity securities	4,502,552	-	-	-	4,502,552	4,569,085
● Shares of listed companies	4,502,552	-	-	-	4,502,552	4,569,085
Restricted securities	9,697,330	6,910,338	24,115,215	72,956,419	113,679,302	171,536,343
Subject to repurchase agreements	9,587,718	6,819,473	18,745,067	62,311,830	97,464,088	152,543,889
● National treasury bills	8,466,310	6,680,981	16,848,389	49,897,231	81,892,911	119,857,795
● Foreign corporate securities	1,121,408	-	-	4,001,732	5,123,140	2,892,331
● National treasury notes	-	-	1,828,540	3,082,546	4,911,086	24,998,252
● Financial treasury bills	-	-	68,138	156,983	225,121	741,742
● Other	-	138,492	-	5,173,338	5,311,830	4,053,769
Given in guarantee to the Brazilian Central Bank	-	-	4,358,867	826,974	5,185,841	4,063,388
● National treasury bills	-	-	-	-	-	4,063,388
● National treasury notes	-	-	4,358,867	826,974	5,185,841	-
Privatization rights	-	-	-	31,958	31,958	34,384
Given in guarantee	109,612	90,865	1,011,281	9,785,657	10,997,415	14,894,682
● National treasury notes	-	-	-	5,535,433	5,535,433	4,594,392
● National treasury bills	-	9,939	212,509	1,372,982	1,595,430	7,267,365
● Financial treasury bills	-	65,535	798,772	1,903,373	2,767,680	2,925,211
● Other	109,612	15,391	-	973,869	1,098,872	107,714
Securities sold under repurchase agreements - unrestricted	-	-	3,484,931	1,123,735	4,608,666	3,989,774
● National treasury bills	-	-	3,484,931	-	3,484,931	2,099,139
● National treasury notes	-	-	-	1,123,735	1,123,735	1,890,635
Total	23,561,393	20,013,082	51,285,688	220,865,742	315,725,905	318,183,969
%	7.5	6.3	16.2	70.0	100.0	100.0

(1) For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities”;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as at June 30, 2020, Management decided to reclassify Securities Available for Sale to Held to Maturity, in the amount of R$20,009,471 thousand, without any gain or loss, as the gain in the amount of R$1,794,263 thousand, is being retained in shareholders’ equity and will be recognized in income statement over the remaining period of the securities, according to article 5 of said Circular (In the six month period ended June 30, 2020 and 2019, there were no sales or reclassifications of securities classified in this category);
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and
(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas.

 Bradesco 23

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)	Impairment for Securities

In the six month period ended June 30, 2020, there was an impairment recognized related to financial assets, mostly debentures, related to securities classified in the categories "Available for Sale" and "Held until Maturity" in the amount of R$644,987 thousand (2019 - R$85,873 thousand), net of constitution/reversal and which includes the result from a sale or transfer of financial assets and impairment of shares, classified in the category available for sale in the amount of R$188 thousand, totaling R$645,175 thousand (2019 - R$85,873 thousand).

24 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

8)	DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, relating an expected loss for each derivative portfolio (Credit valuation adjustment).

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro-strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partly settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

The Financial Statements include a Risk Management and Capital Note on the main risk-control metrics and the risk management structure’s key aspects. This Note complements the Securities and Derivatives Note and shows these instruments' exposures under various views, as well as derivatives' revenues and expenses.

 Bradesco 25

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

a)	Amount of derivative financial instruments recognized by index

	R$ thousand
	Total on June 30, 2020					Total in December 31, 2019
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts
Purchase commitments:	77,029,838		2,310	-	2,310	120,822,849		4,468	-	4,468
- Interbank market	39,791,554	-	2,190	-	2,190	89,110,280	-	3,702	-	3,702
- Foreign currency	35,523,755	-	105	-	105	29,788,388	-	764	-	764
- Other	1,714,529	1,099,799	15	-	15	1,924,181	777,242	2	-	2
Sale commitments:	163,845,131		(1,173)	-	(1,173)	215,476,004		(713)	-	(713)
- Interbank market (1)	120,000,858	80,209,304	(19)	-	(19)	137,364,779	48,254,499	(30)	-	(30)
- Foreign currency (2)	43,229,543	7,705,788	(268)	-	(268)	76,964,286	47,175,898	(4)	-	(4)
- Other	614,730	-	(886)	-	(886)	1,146,939	-	(679)	-	(679)

Option contracts
Purchase commitments:	29,633,756		1,484,097	1,483,906	2,968,003	72,752,348		1,336,294	310,565	1,646,859
- Interbank market	17,394,707	-	616,958	185,484	802,442	59,025,185	-	490,969	153,980	644,949
- Foreign currency	10,661,154	-	775,994	1,282,197	2,058,191	13,164,331	989,464	802,818	131,756	934,574
- Other	1,577,895	100,756	91,145	16,225	107,370	562,832	-	42,507	24,829	67,336
Sale commitments:	33,671,448		(1,550,953)	(785,504)	(2,336,457)	150,923,632		(1,403,648)	(12,609)	(1,416,257)
- Interbank market	19,710,335	2,315,628	(809,728)	(187,455)	(997,183)	138,174,393	79,149,208	(780,741)	(130,183)	(910,924)
- Foreign currency	12,483,974	1,822,820	(524,266)	(681,361)	(1,205,627)	12,174,867	-	(542,873)	124,936	(417,937)
- Other	1,477,139	-	(216,959)	83,312	(133,647)	574,372	11,540	(80,034)	(7,362)	(87,396)

Forward contracts
Purchase commitments:	25,505,329		5,084,425	(1,584)	5,082,841	16,258,721		1,428,434	1,328	1,429,762
- Interbank market	240,230	240,230	1,859	(1,584)	275	232,706	232,706	1,859	1,328	3,187
- Foreign currency	21,248,692	3,069,982	2,295,402	-	2,295,402	13,794,259	-	(251,175)	-	(251,175)
- Other	4,016,407	3,357,267	2,787,164	-	2,787,164	2,231,756	1,563,753	1,677,750	-	1,677,750
Sale commitments:	18,837,850		(994,177)	(11,132)	(1,005,309)	15,834,563		125,532	(2,167)	123,365
- Foreign currency (2)	18,178,710	-	(1,007,656)	-	(1,007,656)	15,166,560	1,372,301	107,747	-	107,747
- Other	659,140	-	13,479	(11,132)	2,347	668,003	-	17,785	(2,167)	15,618

26 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	R$ thousand
	Total on June 30, 2020					Total in December 31, 2019
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value

Swap contracts
Assets (long position):	65,310,047		14,012,463	3,621,116	17,633,579	69,969,836		9,666,255	987,011	10,653,266
- Interbank market	5,001,454	3,777,006	63,284	60,502	123,786	7,703,103	3,434,228	118,969	85,416	204,385
- Fixed rate	22,447,706	10,159,935	3,942,817	47,250	3,990,067	38,654,923	19,304,909	8,251,750	(515,320)	7,736,430
- Foreign currency	34,006,172	7,198,074	9,641,153	3,135,671	12,776,824	19,746,372	-	1,032,687	1,066,491	2,099,178
- IGPM	619,553	-	183,460	125,708	309,168	670,554	-	124,132	118,554	242,686
- Other	3,235,162	-	181,749	251,985	433,734	3,194,884	-	138,717	231,870	370,587
Liabilities (unrestricted position):	45,937,816		(13,992,294)	(3,386,721)	(17,379,015)	52,222,961		(9,043,985)	(3,161,114)	(12,205,099)
- Interbank market	1,224,448	-	(121,574)	32,825	(88,749)	4,268,875	-	(178,453)	76,722	(101,731)
- Fixed rate	12,287,771	-	(1,464,607)	(1,898,330)	(3,362,937)	19,350,014	-	(5,547,009)	(2,015,586)	(7,562,595)
- Foreign currency	26,808,098	-	(11,578,145)	(933,843)	(12,511,988)	21,483,368	1,736,996	(2,750,465)	(605,694)	(3,356,159)
- IGPM	863,000	243,447	(239,495)	(170,153)	(409,648)	893,000	222,446	(167,300)	(170,755)	(338,055)
- Other	4,754,499	1,519,337	(588,473)	(417,220)	(1,005,693)	6,227,704	3,032,820	(400,758)	(445,801)	(846,559)
Total	459,771,215		4,044,698	920,081	4,964,779	714,260,914		2,112,637	(1,876,986)	235,651

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting hedges to protect CDI-related funding totaling R$88,412,963 thousand (R$76,405,734 thousand in december 2019); and (ii) accounting cash flow hedges in the amount of R$21,619,822 thousand (R$21,015,183 thousand in December 2019) (note 9 II);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$29,652,250 thousand (R$64,376,717 thousand in December 2019), contemplating the capital reduction carried out In the six month period ended June 30, 2020, in the amount of R$59,546,684 thousand; and

(3) Reflects the net balance between the Asset and Liability position.

 Bradesco 27

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)	Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

	R$ thousand
	On June 30, 2020									On December 31, 2019
	Original amortized cost	Mark-to-market adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	14,012,463	3,621,116	17,633,579	66.8	1,047,787	1,472,579	970,310	14,142,903	17,633,579	10,653,266
Adjustment receivable - future	2,310	-	2,310	-	2,053	-	3	254	2,310	4,468
Receivable forward purchases	5,415,250	(1,584)	5,413,666	20.5	3,011,912	1,001,035	946,951	453,768	5,413,666	1,747,792
Receivable forward sales (1)	414,522	(11,132)	403,390	1.5	93,098	142,458	29,763	138,071	403,390	287,676
Premiums on exercisable options	1,484,097	1,483,906	2,968,003	11.2	499,782	228,136	357,917	1,882,168	2,968,003	1,646,859
Total assets (A)	21,328,642	5,092,306	26,420,948	100.0	4,654,632	2,844,208	2,304,944	16,617,164	26,420,948	14,340,061
Adjustment payables - swaps	(13,992,294)	(3,386,721)	(17,379,015)	81.0	(1,226,058)	(2,091,862)	(1,023,689)	(13,037,406)	(17,379,015)	(12,205,099)
Adjustment payables - future	(1,173)	-	(1,173)	-	(278)	-	-	(895)	(1,173)	(713)
Payable forward purchases	(330,825)	-	(330,825)	1.5	(113,057)	(47,590)	(86,693)	(83,485)	(330,825)	(318,030)
Payable forward sales	(1,408,699)	-	(1,408,699)	6.6	(425,212)	(206,912)	(403,738)	(372,837)	(1,408,699)	(164,311)
Premiums on written options	(1,550,953)	(785,504)	(2,336,457)	10.9	(222,440)	(175,534)	(399,362)	(1,539,121)	(2,336,457)	(1,416,257)
Total liabilities (B)	(17,283,944)	(4,172,225)	(21,456,169)	100.0	(1,987,045)	(2,521,898)	(1,913,482)	(15,033,744)	(21,456,169)	(14,104,410)

Net Effect (A-B)	4,044,698	920,081	4,964,779		2,667,587	322,310	391,462	1,583,420	4,964,779	235,651

(1)	Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c)	Futures, options, forward and swap contracts – (Reference Value)

	R$ thousand
	1 to 90	91 to 180	181 to 360	More than 360	On June 30, 2020	On December 31, 2019
	days	days	days	days
Futures contracts (1)	63,887,308	14,660,307	74,148,279	88,179,075	240,874,969	336,298,853
Option contracts	11,954,660	5,403,599	38,521,876	7,425,069	63,305,204	223,675,980
Forward contracts (1)	20,947,337	8,520,006	8,805,697	6,070,139	44,343,179	32,093,284
Swap contracts	11,066,152	12,697,482	13,683,167	73,801,062	111,247,863	122,192,797
On June 30, 2020	107,855,457	41,281,394	135,159,019	175,475,345	459,771,215
On December 31, 2019	412,479,396	58,947,689	58,054,738	184,779,091		714,260,914
(1)	Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

28 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)	Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	R$ thousand
	On June 30, 2020	On December 31, 2019
Government securities
National treasury bills	-	4,620,246
National treasury notes	6,204,419	5,270,514
Total	6,204,419	9,890,760

e)	Revenues and expenses, net

	In the six month period ended June 30 - R$ thousand
	2020	2019
Swap contracts	(817,296)	303,605
Forward contracts (1)	1,290,247	180,334
Option contracts	732,081	(477,583)
Futures contracts (1)	(21,156,629)	(168,451)
Total (Note 6g)	(19,951,597)	(162,095)

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f)	Reference values of derivative financial instruments, by trading location and counterparts

	R$ thousand
	Total on June 30, 2020	Total in December 31, 2019
B3 (stock exchange)	259,705,438	528,819,470
B3 (over-the-counter)	145,356,282	143,816,409
- Financial Institutions	45,191,268	62,502,611
- Companies	99,801,623	80,896,730
- Individuals	363,391	417,068
Overseas (stock exchange) (1)	32,643,254	18,292,330
Overseas (over-the-counter) (1)	22,066,241	23,332,705
Total	459,771,215	714,260,914

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I)	Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	On June 30, 2020	On December 31, 2019
Risk received in credit Swaps:	5,207,013	3,894,982
- Debt securities issued by companies	1,061,276	791,045
- Bonds of the Brazilian public debt	3,862,628	3,056,778
- Bonds of foreign public debt	283,109	47,159
Risk transferred in credit Swaps:	(629,740)	(1,108,443)
- Brazilian public debt derivatives	(191,660)	(181,382)
- Foreign public debt derivatives	(438,080)	(927,061)
Total net credit risk value	4,577,273	2,786,539
Effect on Shareholders' Equity	72,815	84,382
Remuneration on the counterparty receiving the risk	(175,138)	(11,945)

 Bradesco 29

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

II)	Hedge Accounting

On June 30, 2020, Bradesco maintained hedge, in accordance with Bacen's Circular No. 3,082/02, composed by:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest rates, which impact the outcome of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	21,619,822	21,755,101	192,051	105,628
Hedge of interest payments on funding (2)	88,412,963	87,497,724	(651,515)	(358,333)
Total on June 30, 2020	110,032,785	109,252,825	(459,464)	(252,705)
*
Hedge of interest receipts from investments in securities (1)	21,015,183	21,127,503	216,845	119,265
Hedge of interest payments on funding (1)	76,405,734	75,942,005	(97,192)	(53,456)
Total in December 31, 2019	97,420,917	97,069,508	119,653	65,809

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with the maturity until 2021, making the cash flow prefixed; and

(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2022, making the cash flow prefixed.

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

For the next 12 months, the gains related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(54,708) thousand.

There were no gains/(losses) related to the cash flow hedge recorded in the income statements in the six month period ended June 30, 2020 and in 2019.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	2,195,995	1,193,004	(633,727)	(348,550)
Total on June 30, 2020	2,195,995	1,193,004	(633,727)	(348,550)
*
Hedge of exchange variation on future cash flows (1)	1,919,177	925,820	(388,674)	(213,771)
Total in December 31, 2019	1,919,177	925,820	(388,674)	(213,771)

(1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

30 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$(3,801) thousand.

Gains/(losses) related to the hedge of investments abroad recorded in income accounts in the six month period ended June 30, 2020, were R$(14,859) thousand (R$(1,094) thousand in 2019).

III)	Income from securities, insurance and derivative financial instruments

	In the six month period ended June 30 - R$ thousand
	2020	2019
Fixed income securities (1)	13,411,985	11,048,061
Interbank investments (Note 5b)	3,592,546	3,873,948
Equity securities (2)	(951,076)	429,813
Subtotal - Revenue from securities and interbank investments	16,053,455	15,351,822
Net gain or (loss) from derivative financial instruments (Note 6d V)	(19,951,597)	(162,095)
Total	(3,898,142)	15,189,727

(1) In the six month period ended June 30, 2020, there were losses due to impairment of financial assets (mostly debentures), in the amount of R$458,036 thousand (R$85,873 thousand in 2019), net of constitution/reversal. Including the result from a sale or transfer of financial assets, we do have an impairment of R$644,987 thousand; and

(2) In the six month period ended June 30, 2020, there were losses due to impairment of equity investments in the amount of R$188 thousand.

 Bradesco 31

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

9)	LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)	By type and maturity

	R$ thousand
	Performing loans
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total on June 30, 2020 (A)	-4%	Total in December 31, 2019 (A)	-4%
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	20,992,385	12,607,965	11,430,149	26,506,482	43,265,486	101,690,677	216,493,144	39.7	185,572,294	36.1
Financing and on-lending	4,656,560	4,523,930	4,382,622	12,208,180	27,868,849	109,729,960	163,370,101	29.8	144,537,677	28.0
Agricultural and agribusiness loans	1,314,523	1,480,610	1,657,801	3,637,600	4,090,975	7,191,494	19,373,003	3.5	20,392,848	4.0
Subtotal - Revenue from securities and interbank investments	26,963,468	18,612,505	17,470,572	42,352,262	75,225,310	218,612,131	399,236,248	73.0	350,502,819	68.1
Leases	118,436	97,636	102,013	263,506	481,101	1,845,644	2,908,336	0.5	2,726,858	0.5
Advances on foreign exchange contracts (2)	2,065,992	2,883,703	1,270,942	3,777,838	2,925,854	38,599	12,962,928	2.4	15,684,618	3.0
Subtotal - Revenue from securities and interbank investments	29,147,896	21,593,844	18,843,527	46,393,606	78,632,265	220,496,374	415,107,512	75.9	368,914,295	71.6
Other receivables (3)	15,938,644	8,023,490	5,650,642	6,784,078	3,850,608	460,392	40,707,854	7.4	57,375,862	11.1
Credit portfolio	45,086,540	29,617,334	24,494,169	53,177,684	82,482,873	220,956,766	455,815,366	83.3	426,290,157	82.7
Acquisition of credit card receivables	3,958,058	1,299,501	1,485,842	810,605	164,654	-	7,718,660	1.4	9,485,622	1.8
Subtotal - Revenue from securities and interbank investments	49,044,598	30,916,835	25,980,011	53,988,289	82,647,527	220,956,766	463,534,026	84.7	435,775,779	84.5
Sureties and guarantees	2,186,479	1,087,835	841,827	6,848,959	14,926,099	56,524,925	82,416,124	15.1	78,231,263	15.2
Guarantee given on rural loans assigned	-	-	-	9,692	-	50,982	60,674	-	60,757	-
Letters of credit for imports	31,439	51,793	84,872	94,317	26,231	1,021,420	1,310,072	0.2	1,411,197	0.3
Confirmed exports loans	1,444	1,602	-	5,378	22,832	-	31,256	-	20,227	-
Total - Memorandum accounts	2,219,362	1,141,230	926,699	6,958,346	14,975,162	57,597,327	83,818,126	15.3	79,723,444	15.5
Total on June 30, 2020	51,263,960	32,058,065	26,906,710	60,946,635	97,622,689	278,554,093	547,352,152	100.0
Total on December 31, 2019	58,898,962	34,594,502	25,653,331	62,195,348	81,188,620	252,968,460			515,499,223	100.0

32 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 540	Total on June 30, 2020 (B)	-4%	Total in December 31, 2019 (B)	-4%
	days	days	days	days	days
Discounted trade receivables and loans (1)	979,053	934,957	1,135,381	2,547,218	3,587,067	9,183,676	87.0	9,321,134	81.4
Financing and on-lending	190,001	154,492	118,466	237,334	180,620	880,913	8.3	988,523	8.6
Agricultural and agribusiness loans	26,583	17,759	14,102	14,331	37,346	110,121	1.0	165,321	1.4
Subtotal - Revenue from securities and interbank investments	1,195,637	1,107,208	1,267,949	2,798,883	3,805,033	10,174,710	96.3	10,474,978	91.4
Leases	1,192	843	735	1,595	579	4,944	-	25,473	0.2
Advances on foreign exchange contracts (2)	5,784	-	2,486	-	-	8,270	0.1	372,646	3.3
Subtotal - Revenue from securities and interbank investments	1,202,613	1,108,051	1,271,170	2,800,478	3,805,612	10,187,924	96.4	10,873,097	94.9
Other receivables (3)	78,715	187,080	20,006	46,695	44,311	376,807	3.6	590,180	5.1
Total on June 30, 2020	1,281,328	1,295,131	1,291,176	2,847,173	3,849,923	10,564,731	100.0
Total on December 31, 2019	1,353,534	1,410,271	1,686,642	2,792,308	4,220,522			11,463,277	100.0

	R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total on June 30, 2020 (C)	-4%	Total in December 31, 2019 (C)	-4%
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	546,540	464,939	454,476	1,078,356	1,711,392	4,310,034	8,565,737	69.6	10,388,294	66.4
Financing and on-lending	174,278	157,103	155,914	414,162	663,920	1,956,427	3,521,804	28.6	5,001,646	32.0
Agricultural and agribusiness loans	1,592	2,333	811	6,081	22,433	26,890	60,140	0.5	70,669	0.5
Subtotal - Revenue from securities and interbank investments	722,410	624,375	611,201	1,498,599	2,397,745	6,293,351	12,147,681	98.7	15,460,609	98.9
Leases	1,200	1,140	1,142	3,268	7,177	55,711	69,638	0.6	105,184	0.7
Subtotal - Revenue from securities and interbank investments	723,610	625,515	612,343	1,501,867	2,404,922	6,349,062	12,217,319	99.3	15,565,793	99.6
Other receivables (3)	9,611	7,238	6,543	17,553	19,495	34,380	94,820	0.7	66,965	0.4
Total on June 30, 2020	733,221	632,753	618,886	1,519,420	2,424,417	6,383,442	12,312,139	100,0
Total on December 31, 2019	914,045	792,928	762,050	1,794,141	2,939,535	8,430,059			15,632,758	100.0

 Bradesco 33

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	R$ thousand
	Total
	Total on June 30, 2020 (A+B+C)	-4%	Total in December 31, 2019 (A+B+C)	-4%

Discounted trade receivables and loans (1)	234,242,557	41.1	205,281,722	37.9
Financing and on-lending	167,772,818	29.4	150,527,846	27.7
Agricultural and agribusiness loans	19,543,264	3.4	20,628,838	3.8
Subtotal - Revenue from securities and interbank investments	421,558,639	73.9	376,438,406	69.4
Leases	2,982,918	0.5	2,857,515	0.5
Advances on foreign exchange contracts (2)	12,971,198	2.3	16,057,264	3.0
Subtotal - Revenue from securities and interbank investments	437,512,755	76.7	395,353,185	72.9
Other receivables (3)	41,179,481	7.2	58,033,007	10.7
Credit portfolio	478,692,236	83.9	453,386,192	83.6
Acquisition of credit card receivables	7,718,660	1.4	9,485,622	1.7
Subtotal - Revenue from securities and interbank investments	486,410,896	85.3	462,871,814	85.3
Sureties and guarantees	82,416,124	14.5	78,231,263	14.4
Guarantee given on rural loans assigned	60,674	-	60,757	-
Letters of credit for imports	1,310,072	0.2	1,411,197	0.3
Confirmed exports loans	31,256	-	20,227	-
Total - Memorandum accounts	83,818,126	14.7	79,723,444	14.7
Total on June 30, 2020	570,229,022	100.0
Total on December 31, 2019			542,595,258	100.0

(1) Including credit card loans and advances on credit card receivables of R$11,666,443 thousand (R$13,499,626 thousand in December 2019);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other financial liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants), in the amount of R$25,963,071 thousand (R$33,977,701 thousand in december 2019); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

34 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b) By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total on June 30, 2020	% (1)	Total in December 31, 2019	% (1)

Discounted trade receivables and loans	23,418,343	115,872,308	23,373,134	32,156,670	8,685,869	6,878,609	3,958,173	3,368,455	16,530,996	234,242,557	41.7	205,281,722	38.7
Financing and on-lending	107,349,313	25,147,039	18,950,124	8,722,219	2,481,252	2,236,096	863,536	481,164	1,542,075	167,772,818	29.9	150,527,846	28.3
Agricultural and agribusiness loans	5,982,131	7,618,206	4,525,175	1,171,215	82,403	38,752	29,772	13,432	82,178	19,543,264	3.5	20,628,838	3.9
Subtotal - Revenue from securities and interbank investments	136,749,787	148,637,553	46,848,433	42,050,104	11,249,524	9,153,457	4,851,481	3,863,051	18,155,249	421,558,639	75.1	376,438,406	70.9
Leases	572,631	959,782	1,309,965	24,950	23,369	4,350	1,002	15,348	71,521	2,982,918	0.5	2,857,515	0.5
Advances on foreign exchange contracts (2)	4,967,300	2,320,869	3,962,226	1,378,748	89,729	53,170	26,459	69,071	103,626	12,971,198	2.3	16,057,264	3.0
Subtotal - Revenue from securities and interbank investments	142,289,718	151,918,204	52,120,624	43,453,802	11,362,622	9,210,977	4,878,942	3,947,470	18,330,396	437,512,755	78.0	395,353,185	74.4
Other receivables	9,887,544	19,451,009	6,099,808	4,522,004	300,419	162,744	72,410	57,441	626,102	41,179,481	7.3	58,033,007	10.9
Subtotal - Revenue from securities and interbank investments	152,177,262	171,369,213	58,220,432	47,975,806	11,663,041	9,373,721	4,951,352	4,004,911	18,956,498	478,692,236	85.3	453,386,192	85.3
Sureties and guarantees (3)	71,146,937	3,021,808	1,526,244	257,668	4,411,778	2,051,689	-	-	-	82,416,124	14.7	78,231,263	14.7
Total on June 30, 2020	223,324,199	174,391,021	59,746,676	48,233,474	16,074,819	11,425,410	4,951,352	4,004,911	18,956,498	561,108,360	100.0
%	39.8	31.1	10.6	8.6	2.9	2.0	0.9	0.7	3.4	100.0
Total on December 31, 2019	207,679,788	175,502,672	51,031,987	47,815,056	12,384,499	10,164,953	4,141,029	4,036,499	18,860,972			531,617,455	100.0
%	39.1	33.0	9.6	9.0	2.3	1.9	0.8	0.8	3.5			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments;

(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from “Other financial liabilities”; and

(3) The provision for losses, associated to the financial guarantees provided, is being evaluated as provided by CMN Resolution No. 4,512/16, more information on the methodology used, see Note 20a I.

 Bradesco 35

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)	Composition of loan operations by risk level and delay situation

I)	Levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans (3)
	AA	A	B	C	D	E	F	G	H	Total on June 30, 2020	% (1)	Total in December 31, 2019	% (1)
Installments not yet due	-	-	1,623,203	1,835,427	1,776,354	1,188,257	1,064,731	903,266	3,920,901	12,312,139	100.0	15,632,758	100.0
1 to 30	-	-	125,600	136,581	81,869	63,091	57,340	49,411	219,329	733,221	6.0	914,045	5.8
31 to 60	-	-	104,437	110,144	68,140	56,211	55,275	43,867	194,679	632,753	5.1	792,928	5.1
61 to 90	-	-	105,629	106,001	71,766	53,810	51,176	42,001	188,503	618,886	5.0	762,050	4.9
91 to 180	-	-	191,832	226,640	204,940	144,497	136,082	114,784	500,645	1,519,420	12.3	1,794,141	11.5
181 to 360	-	-	286,210	354,251	333,343	236,169	218,585	181,988	813,871	2,424,417	19.7	2,939,535	18.8
More than 360	-	-	809,495	901,810	1,016,296	634,479	546,273	471,215	2,003,874	6,383,442	51.9	8,430,059	53.9
Past-due installments (2)	-	-	379,224	753,875	1,061,976	946,722	901,826	832,951	5,688,157	10,564,731	100.0	11,463,277	100.0
1 to 14	-	-	7,406	39,242	28,010	20,515	20,050	13,978	241,039	370,240	3.5	297,920	2.6
15 to 30	-	-	354,670	170,218	124,487	64,635	31,772	26,164	139,142	911,088	8.6	1,055,614	9.2
31 to 60	-	-	17,148	523,852	172,734	89,644	65,265	47,045	379,443	1,295,131	12.3	1,410,271	12.3
61 to 90	-	-	-	16,290	707,968	136,066	93,684	53,010	284,158	1,291,176	12.2	1,686,642	14.7
91 to 180	-	-	-	4,273	28,777	621,391	665,873	665,177	861,682	2,847,173	26.9	2,792,308	24.4
181 to 360	-	-	-	-	-	14,471	25,182	27,577	3,754,373	3,821,603	36.2	4,157,796	36.3
More than 360	-	-	-	-	-	-	-	-	28,320	28,320	0.3	62,726	0.5
Subtotal - Revenue from securities and interbank investments	-	-	2,002,427	2,589,302	2,838,330	2,134,979	1,966,557	1,736,217	9,609,058	22,876,870		27,096,035
Specific provision	-	-	20,024	77,679	283,833	640,494	983,279	1,215,351	9,609,058	12,829,718		14,403,070

(1) Percentage of maturities by type of installment;
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

36 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	R$ thousand
	Levels of risk
	Performing loans (2)
	AA	A	B	C	D	E	F	G	H	Total on June 30, 2020	% (1)	Total in December 31, 2019	% (1)

Installments not yet due	152,099,411	170,981,724	56,162,876	45,206,709	8,752,244	7,215,816	2,975,777	2,260,817	9,294,987	454,950,361	99.8	424,599,216	99.6
1 to 30	8,852,613	21,855,054	6,360,991	5,376,901	360,866	267,584	100,852	328,493	718,181	44,221,535	9.7	51,062,002	12.0
31 to 60	7,836,054	11,712,592	5,154,266	3,706,582	541,911	181,127	101,991	43,686	339,125	29,617,334	6.5	32,688,533	7.7
61 to 90	6,471,330	9,738,308	3,867,127	3,343,747	405,553	172,774	59,094	43,556	392,680	24,494,169	5.4	23,962,044	5.6
91 to 180	16,188,065	19,519,961	7,266,980	6,287,687	1,509,063	1,075,467	156,708	196,888	976,865	53,177,684	11.7	53,011,952	12.4
181 to 360	27,621,190	33,940,421	9,824,784	8,138,012	984,118	645,307	295,838	301,404	731,799	82,482,873	18.1	67,226,042	15.8
More than 360	85,130,159	74,215,388	23,688,728	18,353,780	4,950,733	4,873,557	2,261,294	1,346,790	6,136,337	220,956,766	48.5	196,648,643	46.1
Past due up to 14 days	77,851	387,489	55,129	179,795	72,467	22,926	9,018	7,877	52,453	865,005	0.2	1,690,941	0.4
Subtotal - Revenue from securities and interbank investments	152,177,262	171,369,213	56,218,005	45,386,504	8,824,711	7,238,742	2,984,795	2,268,694	9,347,440	455,815,366	100.0	426,290,157	100.0
Generic provision	-	856,846	562,180	1,361,595	882,471	2,171,623	1,492,398	1,588,086	9,347,440	18,262,639		15,376,291
Total on June 30, 2020	152,177,262	171,369,213	58,220,432	47,975,806	11,663,041	9,373,721	4,951,352	4,004,911	18,956,498	478,692,236
Existing provision	-	1,929,790	1,485,197	4,445,805	2,796,547	5,777,684	3,882,380	3,813,735	18,956,498	43,087,636
Minimum required provision	-	856,846	582,204	1,439,274	1,166,304	2,812,117	2,475,677	2,803,437	18,956,498	31,092,357
Supplementary provision	-	1,072,944	902,993	3,006,531	1,630,243	2,965,567	1,406,703	1,010,298	-	11,995,279
Total on December 31, 2019	142,003,181	171,126,042	49,372,456	47,721,211	7,980,539	8,144,263	4,141,029	4,036,499	18,860,972			453,386,192
Existing provision	-	976,271	579,436	4,157,651	1,945,027	3,578,467	2,607,301	3,958,604	18,860,972			36,663,729
Minimum required provision	-	855,630	493,726	1,431,636	798,054	2,443,279	2,070,515	2,825,549	18,860,972			29,779,361
Supplementary provision	-	120,641	85,710	2,726,015	1,146,973	1,135,188	536,786	1,133,055	-			6,884,368

(1) Percentage of maturities by type of installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

 Bradesco 37

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)	Breakdown of loans and allowance for loan losses

Level of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% Accrued on June 30, 2020 (2)	% Accrued on December 31, 2019 (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	152,177,262	152,177,262	31.8	31.8	31.3
A	-	-	-	171,369,213	171,369,213	35.8	67.6	69.0
B	379,224	1,623,203	2,002,427	56,218,005	58,220,432	12.2	79.8	79.9
C	753,875	1,835,427	2,589,302	45,386,504	47,975,806	10.0	89.8	90.4
Subtotal - Revenue from securities and interbank investments	1,133,099	3,458,630	4,591,729	425,150,984	429,742,713	89.8
D	1,061,976	1,776,354	2,838,330	8,824,711	11,663,041	2.4	92.2	92.2
E	946,722	1,188,257	2,134,979	7,238,742	9,373,721	2.0	94.2	94.0
F	901,826	1,064,731	1,966,557	2,984,795	4,951,352	1.0	95.2	94.9
G	832,951	903,266	1,736,217	2,268,694	4,004,911	0.8	96.0	95.8
H	5,688,157	3,920,901	9,609,058	9,347,440	18,956,498	4.0	100.0	100.0
Subtotal - Revenue from securities and interbank investments	9,431,632	8,853,509	18,285,141	30,664,382	48,949,523	10.2
Total on June 30, 2020	10,564,731	12,312,139	22,876,870	455,815,366	478,692,236	100.0
%	2.2	2.6	4.8	95.2	100.0
Total on December 31, 2019	11,463,277	15,632,758	27,096,035	426,290,157	453,386,192
%	2.5	3.5	6.0	94.0	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

III)	Operations

Exposure - Loans	R$ thousand
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on June 30, 2020	444,492,856	8,382,547	8,594,794	2,850,691	6,002,083	8,265,331	103,934	478,692,236
Total in December 31, 2019	411,407,364	10,854,637	12,216,194	3,970,341	6,428,711	8,381,323	127,622	453,386,192

38 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)	Concentration of loans

	R$ thousand
	On June 30, 2020	% (1)	On December 31, 2019	% (1)
Largest borrower	10,530,727	2.2	8,870,762	2.0
10 largest borrowers	46,862,201	9.8	35,177,697	7.8
20 largest borrowers	64,543,005	13.5	51,718,848	11.4
50 largest borrowers	88,552,904	18.5	76,286,455	16.8
100 largest borrowers	108,149,281	22.6	92,082,076	20.3
(1)	Percentage on total portfolio (as defined by Bacen).

e)	By economic sector

	R$ thousand
	On June 30, 2020%		On December 31, 2019%
Public sector	11,789,859	2.5	8,899,863	2.0
Oil, derivatives and aggregate activities	10,530,727	2.2	8,870,762	2.0
Production and distribution of electricity	1,222,015	0.3	3,032	-
Other industries	37,117	-	26,069	-
Private sector	466,902,377	97.5	444,486,329	98.0
Companies	233,796,723	48.8	213,825,511	47.2
Real estate and construction activities	21,539,986	4.5	21,695,592	4.8
Retail	32,763,677	6.8	35,521,621	7.8
Services	25,819,339	5.4	20,133,981	4.4
Transportation and concession	21,703,473	4.5	20,807,687	4.6
Automotive	22,949,568	4.8	12,723,830	2.8
Food products	12,852,297	2.7	11,067,069	2.4
Wholesale	14,907,197	3.1	14,327,816	3.2
Production and distribution of electricity	4,003,052	0.8	2,868,563	0.6
Iron and steel industry	9,309,409	1.9	9,022,956	2.0
Sugar and alcohol	6,589,854	1.4	6,191,961	1.4
Holding	2,291,593	0.5	2,940,207	0.6
Capital goods	3,424,425	0.7	3,197,561	0.7
Pulp and paper	3,460,821	0.7	2,331,950	0.5
Chemical	4,927,859	1.0	4,787,210	1.1
Cooperative	3,999,447	0.8	2,843,482	0.6
Financial	2,768,061	0.6	1,904,654	0.4
Leisure and tourism	3,689,089	0.8	3,401,206	0.8
Textiles	2,448,451	0.5	2,380,689	0.5
Agriculture	1,823,956	0.4	1,833,734	0.4
Oil, derivatives and aggregate activities	2,117,176	0.4	1,715,630	0.4
Other industries	30,407,993	6.4	32,128,112	7.1
Individuals	233,105,654	48.7	230,660,818	50.9
Total	478,692,236	100.0	453,386,192	100.0

 Bradesco 39

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

f)	Changes in the renegotiated portfolio

	R$ thousand
	2020	2019
Opening balance on December 31	19,033,643	17,145,059
Amount renegotiated	15,635,273	9,953,870
Amount received/Others (1)	(8,696,011)	(5,056,264)
Write-offs	(2,844,995)	(2,451,440)
Closing balance on June 30	23,127,910	19,591,225
Allowance for loan losses expense	15,773,135	15,278,411
Percentage on renegotiated portfolio	68.2%	78.0%

(1) Includes amounts renegotiated within the Renegotiation Portfolio in the period presented.

g)	Income from loans and leasing

	In the six month period ended June 30 - R$ thousand
	2020	2019
Discounted trade receivables and loans	25,422,891	23,536,854
Financing and on-lending	8,650,507	8,117,227
Agricultural and agribusiness loans	772,270	739,424
Subtotal - Revenue from securities and interbank investments	34,845,668	32,393,505
Recovery of credits charged-off as losses	2,513,651	4,612,398
Subtotal - Revenue from securities and interbank investments	37,359,319	37,005,903
Leases, net of expenses	87,554	122,110
Total	37,446,873	37,128,013

40 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

h)	Provision for expected losses, changes in provision for expected losses and expected credit loss associated with credit risk expense

I)	Composition - Provisions for Expected Losses Associated with Credit Risk

Level of risk	R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Supplementary	Existing	% Accrued on June 30, 2020 (1)	% Accrued on December 31, 2019 (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	856,846	856,846	1,072,944	1,929,790	1.1	0.6
B	1.0	3,792	16,232	20,024	562,180	582,204	902,993	1,485,197	2.6	1.2
C	3.0	22,616	55,063	77,679	1,361,595	1,439,274	3,006,531	4,445,805	9.3	8.7
Subtotal - Revenue from securities and interbank investments		26,408	71,295	97,703	2,780,621	2,878,324	4,982,468	7,860,792	1.8	1.4
D	10.0	106,198	177,635	283,833	882,471	1,166,304	1,630,243	2,796,547	24.0	24.4
E	30.0	284,017	356,477	640,494	2,171,623	2,812,117	2,965,567	5,777,684	61.6	43.9
F	50.0	450,913	532,366	983,279	1,492,398	2,475,677	1,406,703	3,882,380	78.4	63.0
G	70.0	583,065	632,286	1,215,351	1,588,086	2,803,437	1,010,298	3,813,735	95.2	98.1
H	100.0	5,688,157	3,920,901	9,609,058	9,347,440	18,956,498	-	18,956,498	100.0	100.0
Subtotal - Revenue from securities and interbank investments		7,112,350	5,619,665	12,732,015	15,482,018	28,214,033	7,012,811	35,226,844	72.0	71.7
Total on June 30, 2020		7,138,758	5,690,960	12,829,718	18,262,639	31,092,357	11,995,279	43,087,636	9.0
%		16.6	13.2	29.8	42.4	72.2	27.8	100.0
Total on December 31, 2019		7,928,291	6,474,779	14,403,070	15,376,291	29,779,361	6,884,368	36,663,729		8.1
%		21.6	17.7	39.3	41.9	81.2	18.8	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

 Bradesco 41

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)	Changes in allowance for loan losses

	R$ thousand
	2020	2019
- Specific provision (1)	14,403,070	14,063,924
- Generic provision (2)	15,376,291	14,061,946
- Supplementary provision (3)	6,884,368	6,881,309
Opening balance on December 31	36,663,729	35,007,179
Accounting for allowance for loan losses (Note 8h)	15,549,313	10,577,361
Write-offs	(9,827,856)	(8,813,386)
Exchange variation	702,450	(16,144)
Closing balance on June 30 (4)	43,087,636	36,755,010
- Specific provision (1)	12,829,718	13,847,757
- Generic provision (2)	18,262,639	16,023,807
- Supplementary provision (3)	11,995,279	6,883,446

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The supplementary provision is constituted considering our provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios; and

(4) On June 30, 2020, includes a provision related to possible losses in an adverse economic scenario, in the amount of R$8,858 million, allocated in the supplementary provision and in the specific and generic provisions (according to Resolution 2,682/99) to absorb the impacts of a worsening scenario which could result in an increase in the level of defaults, as a result of the bankruptcy of companies, an increase in the unemployment rate, as well as the degradation of the value of guarantees.

III)	Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	In the six month period ended June 30 - R$ thousand
	2020	2019
Amount recorded	15,549,313	10,577,361
Amount recovered	(2,513,651)	(4,612,398)
Allowance for Loan Losses expense net of amounts recovered (1)	13,035,662	5,964,963

(1) In the six month period ended June 30, 2020, there was an assignment of active operation credit, in the amount of R$582,315 thousand, whose sale value was R$32,355 thousand and credit assignments of operations, already written off as losses, without retaining risks and benefits in the amount of R$6,862,439 thousand (R$4,013,086 thousand in December 2019), whose sale value was R$173,181 thousand (R$83,728 thousand in December 2019).

42 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

10)	OTHER FINANCIAL INSTRUMENTS

Sundry

	R$ thousand
	On June 30, 2020	On December 31, 2019
Foreign exchange portfolio (a)	48,734,800	31,215,701
Credit card operations	25,963,071	33,977,701
Trade and credit receivables	14,862,760	22,658,609
Debtors for escrow deposits	16,714,558	16,853,031
Securities trading	3,511,666	3,704,127
Receivables	3,583,098	2,899,214
Payments to be reimbursed	890,588	767,461
Receivables on sureties and guarantees honored	126,644	685,042
Other investments	94,348	95,698
Receivables from sale of assets	134,415	165,023
Total	114,615,948	113,021,607

a)	Foreign exchange portfolio

Balances

	R$ thousand
	On June 30, 2020	On December 31, 2019
Assets – other receivables
Exchange purchases pending settlement	33,350,623	23,782,652
Foreign exchange and forward documents in foreign currencies	5,967	19,091
Exchange sale receivables	15,569,804	7,394,485
(-) Advances in domestic currency received	(437,297)	(243,847)
Income receivable on advances granted	245,703	263,320
Total	48,734,800	31,215,701
Liabilities – other liabilities
Exchange sales pending settlement	17,219,791	7,793,350
Exchange purchase payables	28,397,478	23,751,316
(-) Advances on foreign exchange contracts	(12,971,198)	(16,057,264)
Other	131	1,368
Total	32,646,202	15,488,770
Net foreign exchange portfolio	16,088,598	15,726,931
Memorandum accounts:
- Loans available for import	1,310,072	1,411,197
- Confirmed exports loans	31,256	20,227

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	In the six month period ended June 30 - R$ thousand
	2020	2019
Revenue from financial intermediation – foreign exchange income	4,493,107	1,396,237
Adjustments:
- Income on foreign currency financing (1)	316,165	83,498
- Income on export financing (1)	950,444	872,431
- Expenses of liabilities with foreign bankers (2) (Note 16c)	(4,883,591)	(857,756)
- Funding expenses (3)	(948,667)	(869,301)
- Other (4)	1,165,418	(22,862)
Total adjustments	(3,400,231)	(793,990)
Net foreign exchange income	1,092,876	602,247

(1) Recognized in “Income from loans”;
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(3) Refers to funding expenses of investments in foreign exchange; and
(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

 Bradesco 43

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

11)	INVESTMENTS IN AFFILIATES/ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Share of profit (loss) of unconsolidated and jointly controlled companies”, and are demonstrated below:

Companies (1)	R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)			Equity interest in capital	Adjusted income	Book value	Equity accounting adjustments (3)
			Ordinary (ON)	Preferential (PN)	Quotas			On June 30, 2020	In the six month period ended June 30, 2020	In the six month period ended June 30, 2019
Bradseg Participações S.A.	17,729,994	36,613,933	8	-	-	97.20%	2,335,869	35,588,743	2,270,465	3,301,875
Quixaba Empreendimentos e Participações Ltda.	10,463,487	8,508,704	-	-	10,463,487	100.00%	174,815	8,508,704	174,815	645,029
Bradesco Seguros S.A.	8,940,099	19,897,753	49	-	-	6.32%	2,306,171	1,257,538	145,750	194,737
Ágora Investimentos S.A.	865,780	422,925	310,000	-	-	100.00%	6,379	422,925	6,379	12,425
Bradescard Elo Participações S.A.	1,040,000	1,818,836	4,167,605	-	-	100.00%	153,341	1,818,836	153,341	175,925
Embaúba Holdings Ltda.	326,000	518,154	-	-	285,905	87.70%	5,806	454,421	5,092	8,512
BF Promotora de Vendas Ltda.	2,426,220	2,162,784	-	-	2,426,220	100.00%	372	2,162,784	372	10,667
Haitong Banco de Investimento do Brasil S.A.	420,000	522,180	12,734	12,734	-	20.00%	6,330	104,436	1,266	3,304
Credival - Participações Administração e Assessoria Ltda.	1,021,027	1,048,422	-	-	102,102,670	100.00%	11,201	1,048,422	11,201	24,681
Bankpar Brasil Ltda.	352,000	466,644	-	-	352,000	100.00%	18,778	466,644	18,778	25,862
Foreign exchange gain/loss of branches abroad								-	23,734,363	(659,809)
Other (2)								2,693,444	103,490	103,452
Earnings of Associates and Subsidiaries								54,526,897	26,625,312	3,846,660

(1) Date related to June 30, 2020;

(2) Basically, earnings of affiliates and subsidiaries overseas and investments in the following companies: Ganant Corretora de Seguros Ltda., Miramar Holdings S.A., Tapajós Holding Ltda. and Imagra Imobiliária e Agrícola Ltda; and

(3) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable.

44 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

12)	PREMISES AND EQUIPMENT

	R$ thousand
	Annual depreciation rate	Cost	Depreciation	Impairment of Assets Accumulated	Cost net of depreciation
					On June 30, 2020	On December 31, 2019
Property and equipment:
- Buildings	4%	61,514	(35,930)	(4,604)	20,980	19,911
- Land	-	57,422	-	-	57,422	57,422
Facilities, furniture and premises and equipment	10%	5,573,886	(3,070,332)	(56,110)	2,447,444	3,194,032
Security and communication systems	10%	382,498	(224,682)	-	157,816	151,537
Data processing systems	20 to 40%	4,947,866	(2,970,821)	-	1,977,045	1,734,173
Transportation systems	10 to 20%	193,704	(71,780)	(3,186)	118,738	126,357
Fixed Assets in course	-	313,722	-	-	313,722	2
Total on June 30, 2020		11,530,612	(6,373,545)	(63,900)	5,093,167
Total in December 31, 2019						5,283,434

The immobilization index in relation to the reference equity "prudential conglomerate" was 32.6%, with a maximum limit of 50.0% as required by Resolution No. 2,669/99.

13)	INTANGIBLE ASSETS

a)	Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				On June 30, 2020	On December 31, 2019
Anticipation for acquisition of right to provide financial services (2)	Contract	7,728,223	(3,399,719)	4,328,504	4,946,763
Software	20%	10,785,182	(8,183,292)	2,601,890	2,215,917
Goodwill (3)	Up to 20%	10,369,346	(7,766,563)	2,602,783	3,509,882
Other	Contract	540,489	(374,166)	166,323	7,754
Total on June 30, 2020		29,423,240	(19,723,740)	9,699,500
Total in December 31, 2019		29,056,303	(18,375,987)		10,680,316

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under “Other Administrative Expenses”; and (ii) Acquisition of Payroll and Goodwill in “Other Operating Expenses”;

(2) On June 30, 2020, there were impairment losses in: (i) Anticipation for acquisition of right to provide financial services, in the amount of R$1,020 thousand; and

(3) On June 30, 2020, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$473,335 thousand, Bradescard Mexico - R$13,469 thousand, Bradesco BBI - R$77,824 thousand, Kirton Bank - R$2,164,209 thousand and RCB Investimentos - R$163,046 thousand.

b)	Changes in intangible assets by type

	R$ thousand
	On December 31, 2019	Additions / (reductions)	Amortization for the period	On June 30, 2020
Acquisition of financial services rights	4,946,763	4,173	(622,432)	4,328,504
Software	2,215,917	767,677	(381,704)	2,601,890
Goodwill – Future profitability	1,906,712	-	(595,108)	1,311,604
Goodwill – Based on intangible assets and other reasons	1,116,170	-	(302,126)	814,044
Goodwill – Difference in fair value of assets/liabilities	487,000	-	(9,865)	477,135
Other	7,754	188,693	(30,124)	166,323
On June 30, 2020	10,680,316	960,543	(1,941,359)	9,699,500
On June 30, 2019	12,517,289	1,400,640	(1,881,158)	12,036,771

 Bradesco 45

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

14)	OTHER ASSETS

	R$ thousand
	On June 30, 2020	On December 31, 2019

Prepaid taxes	13,601,239	13,658,643
Other assets and values (a)	4,596,573	4,602,182
Other debtors	2,779,311	3,491,204
Interbank and interdepartmental accounts	9,365,182	10,083,475
Specific receivables	84,448	67,499
Other	2,123,602	997,874
Total	32,550,355	32,900,877

a)	Other Assests and Value

I)	Foreclosed assets/other

	R$ thousand
	Cost	Provisions	Cost net of provision
			On June 30, 2020	On December 31, 2019
Real estate	2,713,333	(1,621,923)	1,091,410	1,103,411
Vehicles and similar	458,103	(290,354)	167,749	146,188
Inventories/warehouse	6,679	-	6,679	7,558
Machinery and equipment	6,367	(5,705)	662	362
Other	11,591	(11,549)	42	42
Total on June 30, 2020	3,196,073	(1,929,531)	1,266,542
Total in December 31, 2019	3,162,460	(1,904,899)		1,257,561

II)	Prepaid expenses

	R$ thousand
	On June 30, 2020	On December 31, 2019
Anticipation for acquisition of right to provide financial services	5,580	60,900
Commission on the placement of loans and financing (1)	246,644	544,828
Advertising and marketing expenses (2)	426,025	244,346
Other (3)	722,251	589,648
Total	1,400,500	1,439,722

(1) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(2) Prepaid expenses of future advertising and marketing campaigns on media; and
(3) It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

46 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

15)	DEPOSITS FROM BANKS

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2020	On December 31, 2019
Demand deposits - Financial Institutions	1,427,990	-	-	-	1,427,990	1,612,385
Interbank deposits	312,103	530,805	104,019	3,427	950,354	369,982
Securities sold under agreements to repurchase (a)	218,519,760	2,011,283	700,755	1,416,131	222,647,929	202,896,547
Borrowings (b)	3,845,104	14,632,566	9,068,242	1,704,499	29,250,411	29,305,656
Onlending (c)	1,320,270	2,613,069	2,964,926	15,882,577	22,780,842	22,471,344
Total on June 30, 2020	225,425,227	19,787,723	12,837,942	19,006,634	277,057,526
%	81.4	7.1	4.6	6.9	100.0
Total on December 31, 2019	203,610,536	22,039,245	11,484,874	19,521,259		256,655,914
%	79.3	8.6	4.5	7.6		100.0

a)	Securities sold under agreements to repurchase

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2020	On December 31, 2019
Securities pledged as colateral	102,195,193	1,407,584	700,755	1,416,131	105,719,663	157,346,116
● Government securities	88,066,680	360,457	808	-	88,427,945	146,189,725
● Debentures	4,331,952	-	610,964	13,646	4,956,562	3,559,618
● Foreign	9,796,561	1,047,127	88,983	1,402,485	12,335,156	7,596,773
Securities received as colateral (1)	108,305,376	200,331	-	-	108,505,707	38,655,168
Right to sell or repledged the collateral (1)	8,019,191	403,368	-	-	8,422,559	6,895,263
Total on June 30, 2020	218,519,760	2,011,283	700,755	1,416,131	222,647,929
%	98.2	0.9	0.3	0.6	100.0
Total on December 31, 2019	199,006,890	1,721,158	293,817	1,874,682		202,896,547
%	98.2	0.8	0.1	0.9		100.0
(1)	Represented by government securities.

 Bradesco 47

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)	Borrowing

	R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	On June 30, 2020	On December 31, 2019
	days	days	days	days
In Brazil	-	966,153	-	-	966,153	-
– Official Institutions	-	966,153	-	-	966,153	-
Overseas	3,845,104	13,666,413	9,068,242	1,704,499	28,284,258	29,305,656
Total on June 30, 2020	3,845,104	14,632,566	9,068,242	1,704,499	29,250,411
%	13.1	50.0	31.0	5.9	100.0
Total on December 31, 2019	2,087,909	17,530,278	7,812,939	1,874,530		29,305,656
%	7.1	59.8	26.7	6.4		100.0

c)	On-lending

	R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	On June 30, 2020	On December 31, 2019
	days	days	days	days
In Brazil	1,320,270	2,613,069	2,964,926	15,882,577	22,780,842	22,471,344
- FINAME	253,897	1,815,863	1,807,338	7,348,256	11,225,354	12,092,907
- BNDES	1,066,373	797,206	1,066,422	8,534,171	11,464,172	10,240,069
- National Treasury	-	-	89,846	-	89,846	136,901
- Other institutions	-	-	1,320	150	1,470	1,467
Total on June 30, 2020	1,320,270	2,613,069	2,964,926	15,882,577	22,780,842
%	5.8	11.5	13.0	69.7	100.0
Total on December 31, 2019	723,873	2,694,394	3,288,118	15,764,959		22,471,344
%	3.2	12.0	14.6	70.2		100.0

d)	Borrowing and on-lending expenses

	In the six month period ended June 30 - R$ thousand
	2020	2019
Borrowing:
- In Brazil	6,553	6,678
- Overseas	26,938,451	(42,096)
Subtotal borrowing	26,945,004	(35,418)
On-lending in Brazil:
- BNDES	293,331	391,563
- FINAME	450,476	399,799
- National Treasury	2,441	2,560
- Other institutions	2	2
On-lending overseas:
- Payables to foreign bankers (Note 9a)	4,883,591	857,756
Subtotal on-lending	5,629,841	1,651,680
Total	32,574,845	1,616,262

48 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

16)	DEPOSITS FROM CUSTOMERS

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2020	On December 31, 2019

Demand deposits - customers (1)	40,801,850	-	-	-	40,801,850	37,283,990
Savings deposits (1)	123,270,443	-	-	-	123,270,443	114,177,799
Time deposits (2)	15,632,856	25,071,200	75,848,154	210,622,000	327,174,210	214,765,752
Total on June 30, 2020	179,705,149	25,071,200	75,848,154	210,622,000	491,246,503
%	36.6	5.1	15.4	42.9	100.0
Total in December 31, 2019	163,312,674	20,878,484	41,249,228	140,787,155		366,227,541
%	44.6	5.7	11.3	38.4		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover average; and

(2) Consider the maturities established in the investments.

17)	SECURITIES ISSUED

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On June 30, 2020	On December 31, 2019
Securities – Brazil:
- Financial bills (3)	3,063,327	22,657,224	20,590,670	60,330,479	106,641,700	136,074,175
- Letters of credit for real estate	2,276,983	5,398,599	6,864,366	11,863,087	26,403,035	27,019,438
- Letters of credit for agribusiness	1,024,586	7,400,025	5,395,222	3,818,211	17,638,044	13,149,546
- Letters of credit guaranteed by property (2)	-	-	-	6,399,666	6,399,666	5,540,086
Subtotal - Revenue from securities and interbank investments	6,364,896	35,455,848	32,850,258	82,411,443	157,082,445	181,783,245
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	-	956,885	677,329	8,877,832	10,512,046	1,982,158
- MTN Program Issues (1)	4	4,632	1,934	1,614,206	1,620,776	1,407,889
Subtotal - Revenue from securities and interbank investments	4	961,517	679,263	10,492,038	12,132,822	3,390,047
Structured Operations Certificates	33,404	155,569	333,223	907,640	1,429,836	1,124,559
Total on June 30, 2020	6,398,304	36,572,934	33,862,744	93,811,121	170,645,103
%	3.8	21.4	19.8	55.0	100.0
Total on December 31, 2019	5,564,172	37,545,997	43,163,330	100,024,352		186,297,851
%	3.0	20.2	23.2	53.6		100.0

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term;

(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$7,067,155 thousand, which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement. Programs 1 and 2 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 256 and 262 months and a term of 21 and 53 months, with no maturity of LIGs in the following 180 days, the credit rights correspond to 0.53% of total assets and 40.68% of the value of collateral of the properties. Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 90.95% and 7.43%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17, are located on the Bradesco RI website; and

(3) It includes the amount of R$2,008,607 thousand, referring to Financial bills with guarantees in financial assets (LFG), registered in accordance with Circular Letter No. 4,050 of BACEN of May 13, 2020.

 Bradesco 49

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

a)	Movement of funds from issuance of securities

	R$ thousand
	2020	2019
Opening balance on December 31	186,297,851	162,622,958
Issuance	39,068,011	45,920,175
Interest	4,058,129	5,258,420
Settlement and interest payments	(59,347,299)	(35,195,110)
Exchange variation	568,411	(45,214)
Closing balance on June 30	170,645,103	178,561,229

18)	SUBORDINATED DEBT

a)	Composition by maturity
	R$ thousand
	Original term in years	Nominal amount	On June 30, 2020	On December 31, 2019
In Brazil				-
Financial bills:				-
2020				3,288
2022	7	4,305,011	6,566,873	6,426,671
2023	7	1,359,452	2,001,359	1,958,936
2024	7	67,450	90,128	87,316
2025	7	5,425,906	6,058,468	5,943,283
2020	8	7,201	15,243	64,624
2021	8	1,236	2,433	2,364
2023	8	1,706,846	2,749,781	2,671,282
2024	8	136,695	191,620	186,376
2025	8	6,193,653	6,375,740	6,424,128
2026	8	870,300	971,150	952,807
2021	9	7,000	15,293	14,999
2024	9	4,924	8,832	8,375
2025	9	400,944	537,513	525,232
2027	9	144,900	163,631	159,920
2021	10	19,200	51,857	49,621
2022	10	54,143	122,343	118,117
2023	10	688,064	1,255,108	1,225,020
2025	10	284,137	553,333	518,242
2026	10	361,196	540,941	523,687
2027	10	258,743	328,371	319,582
2028	10	248,300	292,347	282,192
2026	11	3,400	5,062	5,009
2027	11	47,046	64,352	62,777
2028	11	74,764	94,889	91,899
Perpetual		9,201,200	9,363,162	9,559,967
Subtotal in Brazil			38,419,829	38,185,714
Overseas:
2021	11	8,761,600	8,995,765	6,619,620
2022	11	6,023,600	6,133,275	4,512,729
Subtotal overseas			15,129,040	11,132,349
Total (1) (2)			53,548,869	49,318,062

(1) It includes the amount of R$31,283,384 thousand (R$34,003,704 thousand in December, 2019), refers to subordinated debts recognized as “Eligible Debt Capital Instruments” for regulatory capital purpose – see note 34b; and

(2) The information on results is presented on Note 19a, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

50 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)	Movement of subordinated debts

	R$ thousand
	2020	2019
Opening balance on December 31	49,318,063	53,652,855
Interest	1,341,995	1,929,107
Settlement and interest payments	(1,099,682)	(907,142)
Exchange variation	3,988,493	(150,076)
Closing balance on June 30	53,548,869	54,524,744

19)	OTHER FINANCIAL LIABILITIES

	R$ thousand
	On June 30, 2020	On December 31, 2019

Interbank and interdepartmental accounts	28,304,595	34,895,068
Foreign exchange portfolio (Note 10a)	32,646,202	15,488,770
Obligations for operations linked to assignment	6,063,789	6,594,471
Securities trading	4,781,339	4,730,301
Total	71,795,925	61,708,610

a)	Cost for market funding and inflation

	In the six month period ended June 30 - R$ thousand
	2020	2019
Savings deposits	1,747,802	2,376,793
Time deposits	3,190,572	3,948,911
Securities sold under agreements to repurchase	5,395,297	6,559,428
Funds from issuance of securities	4,058,129	5,258,420
Subordinated debts (Note 18a)	1,341,995	1,929,107
Other funding expenses	433,156	284,211
Total	16,166,951	20,356,870

20)	PROVISIONS

a)	Other reserves

	R$ thousand
	On June 30, 2020	On December 31, 2019

Provision for contingencies (Note 21b IV)	21,078,573	21,359,797
Provision for Financial guarantees provided (I)	1,987,706	1,972,008
Other	7,177,385	8,046,647
Total	30,243,664	31,378,452

 Bradesco 51

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

I)	Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

	R$ thousand
	On June 30, 2020		On December 31, 2019
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Surety and guarantees in judicial and administrative proceedings of a fiscal nature	38,082,955	(837,443)	37,696,763	(848,477)
Bank sureties	43,360,425	(1,139,860)	39,593,910	(1,099,140)
Others	972,744	(10,403)	940,590	(24,391)
Total	82,416,124	(1,987,706)	78,231,263	(1,972,008)

21)	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)	Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I	- Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

52 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco’s former employees do not represent individually relevant amounts.

II -	Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of interest in executions arising from Public Civil Actions and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually revaluated based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III -	Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-	PIS and COFINS – R$2,656,946 thousand (R$2,627,647 thousand in December 2019): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

 Bradesco 53

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

-	Pension Contributions – R$1,664,682 thousand (R$1,646,464 thousand in December 2019): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-	IRPJ/CSLL on losses of credits – R$1,276,895 thousand (R$1,264,448 thousand in December 2019): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-	IRPJ/CSLL on MTM – R$632,476 thousand (R$626,341 thousand in December 2019): IRPJ and CSLL deficiency note related to the exclusions of revenues marking Securities at fair value in 2007; and

-	INSS – Contribution to SAT – R$437,834 thousand (R$432,873 thousand in December 2019): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV - Provisions by nature

	R$ thousand
	On June 30, 2020	On December 31, 2019
Labor claims	6,613,664	6,832,207
Civil claims	7,251,616	7,393,985
Provision for tax risks	7,213,293	7,133,605
Total (Note 20a)	21,078,573	21,359,797

V - Changes in provisions – Provision expenses

	R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2019	6,832,207	7,393,985	7,133,605
Adjustment for inflation	396,601	429,850	75,622
Provisions, net of (reversals and write-offs)	289,676	75,163	7,262
Payments	(904,820)	(647,382)	(3,196)
Balance on June 30, 2020	6,613,664	7,251,616	7,213,293

c)	Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on June 30, 2020, R$6,404,999 thousand (R$5,880,007 thousand in December 2019) for civil claims and R$26,868,755 thousand (R$26,404,605 thousand in December 2019) for tax proceedings.

54 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The main fiscal proceedings in this category are:

-	IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,355,851 thousand (R$9,216,012 thousand in December 2019): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

-	COFINS – 2011 and 2012 – R$5,322,220 thousand (R$5,172,183 thousand in december 2019): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

-	IRPJ and CSLL – 2006 to 2016 – R$2,852,013 thousand (R$2,809,612 thousand in December 2019), relating to goodwill amortization being disallowed on the acquisition of investments;

-	Leasing companies’ Tax on Services of any Nature (ISSQN), R$2,548,985 thousand (R$2,537,997 thousand in December 2019) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

-	Social Security Contribution Taxes – 2014 and 2015 – R$1,287,198 thousand (R$1,268,227 thousand in December 2019): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

-	IRPJ and CSLL deficiency note – 2005 to 2013 – R$929,089 thousand (R$925,806 thousand on December 31, 2019): relating to disallowance of expenses with credit losses;

-	IRPJ and CSLL deficiency note – 2000 to 2014 – R$837,417 thousand (R$1,187,411 thousand in December 2019): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation; and

- PIS and COFINS notifications and disallowances of compensations – R$376,068 thousand (R$372,494 thousand in December 2019): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies.

d)	Other matters

Due to the so-called “Operação Zelotes” (“Zealots Operation”), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco’s Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court.

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives.

Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

As a result of the news about the Operação Zelotes, a Class Action was filed against Bradesco and members of its Board of Executive Officers before the District Court of New York (“Court”), on June 3, 2016, based on Sections 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement (“Agreement”) to terminate the Class Action, with the payment of US$14.5 million by Bradesco. The Agreement was finally approved by the Court on November 18, 2019 and the case was closed in relation to Bradesco and to the members of its Executive Board of Directors. The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action.

 Bradesco 55

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Also as a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) began an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846/13.

22)	OTHER LIABILITIES

	R$ thousand
	On June 30, 2020	On December 31, 2019
Sundry creditors	4,878,470	4,801,199
Payment of taxes and other contributions	3,720,849	571,032
Credit card operations	2,538,124	3,613,443
Taxes and contributions payable	2,139,957	2,549,738
Liabilities for acquisition of assets and rights	553,950	659,089
Social and statutory	1,789,152	895,728
Obligations for quotas of investment funds	1,536,142	1,620,225
Other	6,771,483	6,357,276
Total	23,928,127	21,067,730

23)	SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)	Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On June 30, 2020	On December 31, 2019
Common	4,435,106,575	4,031,915,068
Preferred	4,435,106,111	4,031,914,646
Subtotal - Revenue from securities and interbank investments	8,870,212,686	8,063,829,714
Treasury (common shares)	(7,307,259)	(6,642,963)
Treasury (preferred shares)	(27,378,542)	(24,889,584)
Total outstanding shares	8,835,526,885	8,032,297,167

b)	Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2019	4,025,272,105	4,007,025,062	8,032,297,167
Increase of capital stock with issuing of shares – bonus of 10% (1)	403,191,507	403,191,465	806,382,972
Increase of shares in treasury – bonus of 10%	(664,296)	(2,488,958)	(3,153,254)
Number of outstanding shares as at June 30, 2020	4,427,799,316	4,407,727,569	8,835,526,885

(1) It benefited the shareholders registered in the records of Bradesco on April 13, 2020.

56 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

In the Extraordinary General Meeting of March 10, 2020, the approval was proposed by the Board of Directors to increase the capital stock by R$ 4,000,000 thousand, increasing it from R$ 75,100,000 thousand to R$ 79,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 806,382,972 new nominative-book entry shares, with no nominal value, whereby 403,191,507 are common and 403,191,465 are preferred shares, that will be assigned free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 30, 2020.

c)	Interest on Shareholders’ Equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

Interest on shareholders’ equity for the first semester of 2020, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	6,888,141
(-) Legal reserve	344,407
Adjusted calculation basis	6,543,734
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	2,309,554
Withholding income tax on interest on shareholders' equity	(346,433)
Interest on shareholders' equity (net) accumulated on June 30, 2020	1,963,121	30.00
Interest on shareholders' equity (net) accumulated on June 30, 2019	3,549,860	31.50

(1) Percentage of interest on shareholders’ equity/dividends after adjustments.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.103499	0.113849	800,062	120,009	680,053
Intermediary interest on shareholders’ equity paid	0.172536	0.189790	1,455,000	218,250	1,236,750
Supplementary interest on shareholders´ equity paid	0.199104	0.219014	1,679,042	251,856	1,427,186
Supplementary dividends paid	0.024413	0.026854	205,871	-	205,871
Total accrued on June 30, 2019	0.499552	0.549507	4,139,975	590,115	3,549,860

Monthly interest on shareholders’ equity paid	0.103499	0.113849	901,886	135,283	766,603
Supplementary interest on shareholders’ equity provisioned	0.151749	0.166924	1,407,668	211,150	1,196,518
Total accrued on June 30, 2020	0.255248	0.280773	2,309,554	346,433	1,963,121

d)	Treasury shares

Bradesco acquired a total of 7,307,259 common shares and 27,378,542 preferred shares for a total amount of R$ 440,514 thousand until June 30, 2020, which all remain in treasury. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$18.96 per common share and R$20.70 per preferred share on June 30, 2020.

 Bradesco 57

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

24)	NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	R$ thousand
	On June 30, 2020	On December 31, 2019
Banco Bradesco BBI S.A. (1)	-	5,882
Other	61,201	56,585
Total	61,201	62,467

(1) Acquisition of minority interest in January 2020.

25)	FEE AND COMMISSION INCOME

	In the six month period ended June 30 - R$ thousand
	2020	2019
Credit card income	3,364,786	3,634,817
Checking account	3,902,133	3,782,204
Loans	1,378,580	1,466,289
Collections	910,174	967,652
Consortium management	929,317	910,713
Asset management	800,684	854,076
Custody and brokerage services	644,044	530,303
Underwriting/ Financial Advisory Services	424,123	391,054
Payments	235,573	235,800
Other	300,847	282,575
Total	12,890,261	13,055,483

26)	PAYROLL AND RELATED BENEFITS

	In the six month period ended June 30 - R$ thousand
	2020	2019
Salaries	4,382,768	4,293,301
Benefits	2,120,998	2,121,190
Social security charges	1,498,718	1,447,629
Employee profit sharing	634,065	830,838
Training	48,902	75,787
Total	8,685,451	8,768,745

27)	OTHER ADMINISTRATIVE EXPENSES

	In the six month period ended June 30 - R$ thousand
	2020	2019
Accumulated depreciation and amortization	2,409,182	2,381,088
Outsourced services	2,055,938	2,055,967
Data processing	1,113,812	1,176,831
Rental	869,327	842,711
Communication	640,639	723,429
Asset maintenance	603,414	553,131
Financial system services	503,549	515,244
Security and surveillance	370,826	368,912
Advertising and marketing	405,973	439,254
Transport	333,260	368,062
Asset leases	384,244	391,301
Water, electricity and gas	193,923	220,428
Supplies	71,026	85,463
Travel	47,229	98,694
Other	517,079	506,783
Total	10,519,421	10,727,298

58 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

28)	TAX EXPENSES

	In the six month period ended June 30 - R$ thousand
	2020	2019
Contribution for Social Security Financing (COFINS)	718,868	1,655,759
Social Integration Program (PIS) contribution	121,555	273,638
Tax on Services (ISSQN)	536,400	613,798
Municipal Real Estate Tax (IPTU) expenses	85,698	85,950
Other	311,126	116,201
Total	1,773,647	2,745,346

29)	OTHER OPERATING INCOME

	In the six month period ended June 30 - R$ thousand
	2020	2019
Other interest income	809,723	853,271
Reversal of other operating provisions	1,175,366	969,247
Revenues from recovery of charges and expenses	208,328	204,753
Other	478,683	999,334
Total	2,672,100	3,026,605

30)	OTHER OPERATING EXPENSES

	In the six month period ended June 30 - R$ thousand
	2020	2019
Other finance costs	318,946	558,731
Sundry losses	163,029	194,905
Discount granted	1,282,746	610,000
Commissions on loans and financing	227,859	306,435
Card marketing expenses	1,547,641	1,589,051
Other	2,672,447	3,427,900
Total	6,212,668	6,687,022

31)	NON-OPERATING INCOME (LOSS)

	In the six month period ended June 30 - R$ thousand
	2020	2019
Gain/loss on sale and write-off of assets and investments	(39,930)	(149,113)
Recording/reversal of non-operating provisions (1)	(33,949)	(184,194)
Other	40,161	32,214
Total	(33,718)	(301,093)
(1)	Includes primarily allowance for non-use assets (BNDU).

 Bradesco 59

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

32)	RELATED-PARTY TRANSACTIONS

a)	Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,636/18 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousand
	Shareholders of the parent (1)		Affiliates, controlled and shared control (2)		Key Management Personnel (3)		Total
	On June 30, 2020	On December 31, 2019	On June 30, 2020	On December 31, 2019	On June 30, 2020	On December 31, 2019	On June 30, 2020	On December 31, 2019
Assets
Interbank investments	-	-	33,011	364,217	-	-	33,011	364,217
Securities and derivative financial instruments	71,504	20,721	643,209	237,863	-	-	714,713	258,584
Loans and other assets	18	9	2,937,449	2,104,111	78,484	88,750	3,015,951	2,192,870
Liabilities
Demand deposits/Savings accounts	65,062	109,767	242,478	47,176	44,468	20,428	352,008	177,371
Time deposits	2,079,591	1,802,883	4,936,874	5,509,715	168,879	373,047	7,185,344	7,685,645
Securities sold under agreements to repurchase	43,631	225,064	250,607	304,008	-	-	294,238	529,072
Funds from issuance of securities and subordinated debts	14,291,568	13,697,802	8,904,660	15,525,288	825,812	891,211	24,022,040	30,114,301
Derivative financial instruments	-	-	18,272	7,264	-	-	18,272	7,264
Interest on own capital and dividends payable	487,473	217,765	-	-	-	-	487,473	217,765
Other liabilities	-	-	8,222,452	11,584,185	15,177	6,735	8,237,629	11,590,920

	In the six month period ended June 30 - R$ thousand
	Shareholders of the parent (1)		Affiliates, controlled and shared control (2)		Key Management Personnel (3)		Total

	2020	2019	2020	2019	2020	2019	2020	2019
Income from financial intermediation	56,014	390	20,439	19,162	-	-	76,453	19,552
Financial intermediation expenses	(311,663)	(426,119)	(464,102)	(546,196)	(18,091)	(28,997)	(793,856)	(1,001,312)
Income from services provided	62	54	32,966	217,084	47	188	33,075	217,326
Other expenses net of other operating revenues	27,848	(26,168)	(984,633)	(1,057,731)	(81,747)	(123,565)	(1,038,532)	(1,207,464)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 11; and
(3) Members of the Board of Directors and the Board of Executive Officers.

60 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)	Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization Bradesco.

For 2020, the maximum amount of R$871,589 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$515,650 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and / or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	In the six month period ended June 30 - R$ thousand
	2020	2019
Remuneration and Social Security Contribution to the INSS	310,695	431,540
Total	310,695	431,540

Post-employment benefits

	In the six month period ended June 30 - R$ thousand
	2020	2019
Defined contribution supplementary pension plans	217,734	244,798
Total	217,734	244,798

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On June 30, 2020	On December 31, 2019
● Common shares	0.56%	0.55%
● Preferred shares	1.04%	1.04%
● Total shares (1)	0.80%	0.79%

(1) On June 30, 2020, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.72% of common shares, 1.08% of preferred shares and 1.90% of all shares (2.48% of common shares, 1.07% of preferred shares and 1.78% of all shares in 2019).

 Bradesco 61

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

33)	RISK AND CAPITAL MANAGEMENT

a)	Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

•	Integrated Risk Management and Capital Allocation Committee, whose purpose is to advise the Board of Directors in the performance of its duties related to the management policies and limits of exposure to risks and ensure within the scope of the Organization compliance with the related processes, policies, related standards and compliance with regulations and legislation applicable to the Organization; and
•	Risk Committee, whose main objective is to evaluate the Organization's risk management framework and, eventually, to propose improvements.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website (bradescori.com.br – Market Information - Risk management).

b)	Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

62 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousand
	Prudential Conglomerate
	On June 30, 2020	On December 31, 2019
Tier I capital	109,691,643	100,831,668
Common equity	100,328,481	91,271,701
Shareholders’ equity	135,133,652	133,723,221
Non-controlling interest / Other	426,828	106,302
Prudential adjustments	(35,231,999)	(42,557,822)
Additional capital	9,363,162	9,559,967
Tier II capital	21,920,222	24,443,737
Subordinated debts (Resolution No. 4,192/13)	20,665,476	21,324,281
Subordinated debts (previous to CMN Resolution No. 4,192/13)	1,254,746	3,119,456
Reference Equity (a)	131,611,865	125,275,405

- Credit risk	786,300,497	680,907,697
- Market risk	24,990,013	13,571,488
- Operational risk	63,720,003	64,572,141
Risk-weighted assets – RWA (b)	875,010,512	759,051,326

Basel ratio (a/b)	15.0%	16.5%
Tier I capital	12.5%	13.3%
- Principal capital	11.5%	12.0%
- Additional capital	1.1%	1.3%
Tier II capital	2.5%	3.2%

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed in Investor Relations website (bradescori.com.br - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d)	Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

 Bradesco 63

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

In 2019 and in the six month period ended June 30, 2020, there was no hiring Advisory Service and Financing Project Finance and Corporate Loan to projects classified under the criteria of the Equator Principles III.

e)	Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	R$ thousand
	On June 30, 2020			On December 31, 2019
	Balance	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				-
Cash and cash equivalents	161,293,513	155,856,978	5,436,535	3,945,862
Financial instruments	975,055,726	856,456,556	118,599,170	80,444,627
- Interbank investments	15,739,630	12,383,207	3,356,423	2,758,183
- Compulsory deposits with the Brazilian Central Bank	80,994,656	80,907,208	87,448	46,662
- Securities	315,725,905	278,720,354	37,005,551	22,719,137
- Derivative financial instruments	26,420,948	24,646,632	1,774,316	594,548
- Loans	421,558,639	384,092,318	37,466,321	30,162,221
- Other financial instruments	114,615,948	75,706,837	38,909,111	24,163,876
Leases	2,982,919	2,982,919	-	-
Expected credit loss associated with credit risk	(43,087,636)	(40,958,338)	(2,129,298)	(1,505,929)
- Loans	(40,596,242)	(38,466,944)	(2,129,298)	(1,505,929)
- Leases	(107,870)	(107,870)	-	-
- Other receivables	(2,383,524)	(2,383,524)	-	-
Deferred tax assets	86,268,031	86,256,238	11,793	8,427
Investments in affiliates/associates and jointly controlled entities	54,526,897	54,064,908	461,989	339,926
Premises and equipment	11,530,612	11,383,331	147,281	110,521
Intangible assets	29,423,240	29,253,904	169,336	133,289
Depreciation and amortization	(26,097,285)	(25,835,778)	(261,507)	(195,511)
- Premises and equipment	(6,373,545)	(6,258,097)	(115,448)	(81,295)
- Intangible assets	(19,723,740)	(19,577,681)	(146,059)	(114,216)
Other assets	32,550,355	32,043,260	507,095	1,287,911
Impairment of Assets Accumulated	(2,622,295)	(2,622,288)	(7)	(6)
Total assets	1,281,824,077	1,158,881,690	122,942,387	84,569,117

Liabilities
Deposits and other financial liabilities	1,087,963,430	955,471,080	132,492,350	83,250,614
- Deposits from banks	277,057,526	235,791,992	41,265,534	37,430,978
- Deposits from customers	493,459,838	460,182,701	33,277,137	19,259,442
- Securities issued	170,645,103	158,512,281	12,132,822	3,390,047
- Subordinated debts	53,548,869	38,419,829	15,129,040	11,132,349
- Derivative financial instruments	21,456,169	15,567,078	5,889,091	1,457,142
- Other financial liabilities	71,795,925	46,997,199	24,798,726	10,580,656
Provisions	30,243,664	29,585,957	657,707	88,174
- Other reserves	30,243,664	29,585,957	657,707	88,174
Deferred income tax assets	4,494,003	4,352,303	141,700	157,751
Other liabilities	23,928,127	22,637,627	1,290,500	383,984
Total liabilities	1,146,629,224	1,012,046,967	134,582,257	83,880,523

Shareholders’ equity
Equity attributable to shareholders of the parent	135,133,652	135,133,652	-	-
Non-controlling interest	61,201	61,201	-	-
Total Shareholders’ equity	135,194,853	135,194,853	-	-
Total Liability and Shareholders’ equity	1,281,824,077	1,147,241,820	134,582,257	83,880,523
Net position of assets and liabilities			(11,639,870)	688,594
Net position of derivatives (2)			(14,389,364)	(65,993,860)
Other net off-balance-sheet accounts (3)			636,330	(4,208)
Net foreign exchange position (passive) (4)			(25,392,904)	(65,309,474)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recognized in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process totaled R$23,814,915 thousand in the six month period ended June 30, 2020 (R$(654,308) thousand in 2019) were recorded in the result. These effects were neutralized by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in Shareholders' Equity in the Balance for Valuation Adjustments.

64 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II - The statement of financial position by maturity

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets
Cash and cash equivalents	90,143,889	71,149,624	-	-	-	161,293,513
Financial instruments	428,901,739	124,004,897	112,673,866	309,475,224	-	975,055,726
- Interbank investments	5,890,927	5,582,155	1,621,625	2,644,923	-	15,739,630
- Compulsory deposits with the Brazilian Central Bank	80,994,656	-	-	-	-	80,994,656
- Securities	224,656,611	11,154,878	27,522,756	52,391,660	-	315,725,905
- Derivative financial instruments	2,845,510	5,380,398	1,795,847	16,399,193	-	26,420,948
- Loans	37,839,849	81,182,482	77,617,452	224,918,856	-	421,558,639
- Other financial instruments	76,674,186	20,704,984	4,116,186	13,120,592	-	114,615,948
Leases	2,980,759	1,638	344	178	-	2,982,919
Expected credit loss associated with credit risk	(12,003,457)	(6,290,936)	(5,577,145)	(19,216,098)	-	(43,087,636)
- Loans	(10,114,628)	(6,156,263)	(5,342,978)	(18,982,373)	-	(40,596,242)
- Leases	(5,713)	(8,808)	(10,273)	(83,076)	-	(107,870)
- Securities	-	-	-	-	-	-
- Other receivables	(1,883,116)	(125,865)	(223,894)	(150,649)	-	(2,383,524)
Deferred tax assets	21,459	16,637,709	4,815,804	64,793,059	-	86,268,031
Investments in affiliates/associates and jointly controlled entities	-	-	-	-	54,526,897	54,526,897
Premises and equipment	146,465	732,328	878,795	3,399,479		5,157,067
Intangible assets	290,729	1,451,237	1,750,101	5,979,926	227,507	9,699,500
Other assets	27,764,002	434,851	282,823	4,068,679	-	32,550,355
Impairment of Assets Accumulated	(2,622,124)	-	(171)	-	-	(2,622,295)
Total on June 30, 2020	535,623,461	208,121,348	114,824,417	368,500,447	54,754,404	1,281,824,077
Total in December 31, 2019	503,184,631	129,199,543	97,781,716	337,872,714	62,026,293	1,130,064,897

Liabilities
Deposits and other financial liabilities	482,796,908	84,910,261	135,033,226	375,859,873	9,363,162	1,087,963,430
- Deposits from banks	225,425,227	19,787,723	12,837,942	19,006,634	-	277,057,526
- Deposits from customers	180,787,643	25,532,293	76,171,035	210,968,867	-	493,459,838
- Securities issued	6,398,304	36,572,934	33,862,744	93,811,121	-	170,645,103
- Subordinated debts	916	14,327	9,119,050	35,051,414	9,363,162	53,548,869
- Derivative financial instruments	5,209,174	2,537,618	1,607,838	12,101,539	-	21,456,169
- Other financial liabilities	64,975,644	465,366	1,434,617	4,920,298	-	71,795,925

 Bradesco 65

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Provisions	11,637,739	367,717	537,786	17,700,422	-	30,243,664
- Other reserves	11,637,739	367,717	537,786	17,700,422	-	30,243,664
Deferred income tax assets	31,540	7,790	67,054	4,387,619	-	4,494,003
Other liabilities	22,132,952	111,652	279,538	1,403,985	-	23,928,127

Shareholders’ equity
Equity attributable to shareholders of the parent		-	-	-	135,133,652	135,133,652
Non-controlling interest		-	-	-	61,201	61,201
Total Shareholders’ equity	-	-	-	-	135,194,853	135,194,853
Total on June 30, 2020	516,599,139	85,397,420	135,917,604	399,351,899	144,558,015	1,281,824,077
Total in December 31, 2019	462,267,610	84,095,716	99,013,511	341,342,405	143,345,655	1,130,064,897

Net assets accumulated on June 30, 2020	19,024,322	141,748,250	120,655,063	89,803,611
Net assets accumulated on December 31, 2019	40,917,021	86,020,848	84,789,053	81,319,362

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

66 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

34)	EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of Lloyds employees.

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses related to contributions made during the first half of 2020, totaled R$419,188 thousand (R$430,196 thousand in 2019).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$2,169,900 thousand during the first half of 2020 (R$2,196,977 thousand in 2019).

 Bradesco 67

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

35)	INCOME TAX AND SOCIAL CONTRIBUTION

a)	Calculation of income tax and social contribution charges

	In the six month period ended June 30 - R$ thousand
	2020	2019
Income before income tax and social contribution	(11,496,505)	13,177,678
Total burden of income tax and social contribution at the current rates	5,173,427	(5,929,955)
Effect on the tax calculation:
Earnings of Associates and Subsidiaries	11,981,390	1,538,664
Net non-deductible expenses of non-taxable income	(4,010)	334,424
Interest on shareholders’ equity (paid and payable)	1,039,299	1,573,642
Other amounts (1)	202,149	1,175,475
Income tax and social contribution for the period	18,392,255	(1,307,750)

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of non-bank financial companies and insurance companies, starting in 2020, and of non-financial companies, in relation to that shown; and (iii) incentive deductions.

b)	Breakdown of income tax and social contribution in the statement of income

	In the six month period ended June 30 - R$ thousand
	2020	2019
Current taxes:
Income tax and social contribution payable	(1,179,531)	(2,935,772)
Deferred taxes:
Constitution/realization in the period on temporary additions and exclusions	3,472,864	2,305,335
Use of opening balances of:
Social contribution loss	(24,581)	(255,008)
Income tax loss	(31,364)	(424,619)
Constitution in the period on:
Social contribution loss	7,178,400	868
Income tax loss	8,976,467	1,446
Total deferred tax expense	19,571,786	1,628,022
Income tax and social contribution for the period	18,392,255	(1,307,750)

c)	Deferred income tax and social contribution

	R$ thousand
	Balance on December 31, 2019	Amount recorded	Realized / Decrease	Balance on June 30, 2020

Allowance for loan losses expense	37,994,398	7,188,337	(2,035,324)	43,147,411
Civil provisions	3,321,217	216,541	(280,501)	3,257,257
Tax provisions	2,932,775	43,412	(3,178)	2,973,009
Labor provisions	3,061,381	615,917	(706,497)	2,970,801
Provision for devaluation of securities and investments	2,743,561	351,099	(327,979)	2,766,681
Provision for devaluation of foreclosed assets	831,686	117,028	(106,231)	842,483
Adjustment to fair value of trading securities	1,339,411	58,159	(973,136)	424,434
Amortization of goodwill	378,400	14,994	(9,256)	384,138
Provision for interest on shareholder's equity (1)	-	633,448	-	633,448
Other	4,707,708	1,314,659	(1,250,966)	4,771,401
Total deductible taxes on temporary differences	57,310,537	10,553,594	(5,693,068)	62,171,063
Income tax and social contribution losses in Brazil and overseas	7,742,774	16,154,867	(55,945)	23,841,696
Subtotal - Revenue from securities and interbank investments	65,053,311	26,708,461	(5,749,013)	86,012,759
Adjustment to fair value of available-for-sale securities	9,993	245,285	(6)	255,272
Total deferred tax assets (Note 3h)	65,063,304	26,953,746	(5,749,019)	86,268,031
Deferred tax liabilities (Note 35e)	4,618,629	1,440,654	(1,565,280)	4,494,003
Deferred tax assets, net of deferred tax liabilities	60,444,675	25,513,092	(4,183,739)	81,774,028

(1) The tax credit on interest on own capital is accounted for up to the tax limit allowed..

68 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On June 30, 2020, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$10,357 thousand (R$10,567 thousand in December 2019), which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

d)	Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2020	3,560,578	2,812,990	13,998	12,471	6,400,037
2021	8,487,685	6,749,883	267,994	216,294	15,721,856
2022	6,828,640	5,432,824	332,644	268,459	12,862,567
2023	7,993,515	6,354,372	401,823	331,918	15,081,628
2024	7,369,287	5,887,297	529,636	463,370	14,249,590
After 2024	385,792	308,200	11,169,095	9,833,994	21,697,081
Total	34,625,497	27,545,566	12,715,190	11,126,506	86,012,759

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On June 30, 2020, the present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$82,175,110 thousand (R$62,299,843 thousand in December 2019), of which: R$60,415,605 thousand (R$55,166,007 thousand in December 2019) relates to temporary differences and R$21,759,505 thousand (R$7,133,836 thousand in December 2019) to tax losses and negative basis of social contribution.

e)	Deferred tax liabilities

	R$ thousand
	Balance on December 31, 2019	Amount recorded	Realized/Decrease	Balance on June 30, 2020
Fair value adjustment to securities and derivative financial instruments	3,363	721,331	(3,362)	721,332
Difference in depreciation	237,400	17,402	(3,485)	251,317
Judicial deposit	1,942,762	62,102	(923)	2,003,941
Other	806,362	639,508	(44,911)	1,400,959
Total deferred liabilities on temporary exclusions	2,989,887	1,440,343	(52,681)	4,377,549
Adjustment to fair value of available-for-sale securities	1,628,742	311	(1,512,599)	116,454
Total deferred tax expense (Note 35c)	4,618,629	1,440,654	(1,565,280)	4,494,003

36)	OTHER INFORMATION

a)	The Organization manages investment funds and portfolios with net assets which, on June 30, 2020, amounted to R$940,430,027 thousand (R$1,000,818,236 thousand in December 2019).

b)    Private Social Investment

During the first half of 2020, the Private Social Investments made by Bradesco and other companies in the Prudential Conglomerate amounted to R$102,734 thousand (R$44,484 thousand in 2019).

 Bradesco 69

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)	Consortium funds

	R$ thousand
	On June 30, 2020	On December 31, 2019
Monthly estimate of funds receivable from consortium members	653,259	670,865
Contributions payable by the group	33,252,427	35,317,947
Consortium members - assets to be included	29,132,545	31,268,865
Credits available to consortium members	6,765,211	6,251,300

	In units
	On June 30, 2020	On December 31, 2019
Number of groups managed	3,449	3,537
Quantity of assets pending delivery	130,454	119,223
Quantity of total delivered assets	2,028,589	1,937,381
Quantity of total active consortium members	1,550,043	1,616,675
Quantity of total dropouts and cancellations	1,402,353	1,347,640
Default rate	3.95%	3.79%

d)	CMN Resolution No. 3,786/09 and Circular Letter No. 3,472/09 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by Resolution, on March 7, 2019, Bradesco published its consolidated financial statements for December 31, 2018 and 2017 on its website, in accordance with IFRS.

e)	In the six month period ended June 30, 2020, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Saving Deposits	Circular No. 3,975 of January 8, 2020
Regarding compulsory deposits required:
- Rate of 20% on the basis of calculation determined.
- Period of Transactions: Beginning on Monday of the second week following the period of calculation and ending on Friday of the same week.	Circular No. 4,033 of June 24, 2020
It amends Circular No. 3,975 to establish deduction on the chargeability of the compulsory collection from the operations below:

- Balance of loan operations for financing of the working capital
- Balance of investments in Term Deposits with Special Guarantee (DPGE)
- Period: Operations contracted and the investments made from June 22, 2020 to December 31, 2020.
- Limited to 30% of the chargeability of the compulsory collections.
Time deposits	Circular No. 3,916 of November 22, 2018
Regarding compulsory deposits required:
- Rate of 17% on the basis of calculation determined.
- Rate of 25% on the basis of calculation determined from the calculation period beginning on November 30, 2020 until December 4, 2020.
- Period of Transactions: Beginning on Monday of the second week following the period of calculation and ending on Friday of the same week.	Circular No. 3.997 of April 6, 2020
It amends Circular No. 3,916 to establish deductions on the chargeability of the compulsory collection from the operations below:

- 15% of the debit balance of funding granted by the Emergency Employment Support Program, MP No. 944 of April 3, 2020.
Circular No. 4,001 of April 13, 2020
It amends Circular No. 3,916 to establish deductions on the chargeability of the compulsory collection from the operations below:

- Balance of Financial Letters of Credit of own issue repurchased by the issuing financial institution.
- Limited to 15% of the chargeability of the compulsory collection.

d)	CMN Resolution No. 3,786/09 and Bacen Circular No. 3,472/09 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by this Resolution, on March 6, 2020, Bradesco separately published its consolidated financial statements in accordance with IFRS for December 31, 2019 and 2018 on its website.

70 June 2020

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

e)	Since March 11, 2020 the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion. However, it is not yet possible to affirm whether these measures will be sufficient to prevent a global recession in 2020.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate in June, 2020, to 2.25%, the National Monetary Council and the Federal Government approved, in extraordinary meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus, especially by means of:

•	March 16, 2020 Resolution No. 4,782/20, which aims to facilitate the renegotiation of loan operations of companies, allowing for adjustments to the cash flows of companies;
•	March 16, 2020 Resolution No. 4,783/20, which reduced the minimum capital requirements, in order to enhance the lending capacity of banks;
•	March 18, 2020 Resolution No. 4,784/20, which exempts banks from deducting from their capital, the tax effects of transactions to hedge foreign currency for their participation in investments abroad, one of the mechanisms used by banks to protect themselves against exchange rate variations;
•	March 19, 2020 Circular No. 3,991/20, which temporarily removed the requirement for advance notification of the amendment of the opening hours and compliance with the mandatory and uninterrupted hours in the case of multiple banks, like ours;
•	March 23, 2020 Circular No. 3,993/20, which reduced the rate of compulsory deposits with the Central Bank on time deposits, from 25% to 17%, and enhanced the rules for the Short-term Liquidity Indicator (Liquidity Coverage Ratio – "LCR"). The aim of these measures is an improvement of the liquidity conditions of the National Financial System;
•	March 23, 2020 Resolution No. 4,786/20, which aims to ensure the maintenance of adequate levels of liquidity in the National Financial System, allowing the Central Bank of Brazil to grant loans by means of the Special Temporary Liquidity Line ("LTEL"), regulated by Circular No. 3,994/20;
•	March 30, 2020 Provisional Measure No. 930/20, which aims to eliminate the asymmetry of tax treatment between the results of the exchange rate variation of the investment of banks abroad and the result of the hedge/overhedge for hedging the exchange rate of such investment. In moments of greater volatility, such as the current one, the exchange rate variations make the overhedge increase the consumption of capital for banks and increase the market volatility, with negative effects on the market. The Provisional Measure aims to correct this imbalance, eliminating this negative effect on the foreign exchange market and on banks;

 Bradesco 71

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

•	April 2, 2020 – Resolution No. 4,795, which authorizes the Central Bank of Brazil to grant loan operations by means of a Temporary Special Line of Liquidity for the acquisition of a Financial Letter of Credit with guarantee in financial assets or securities (LTEL-LFG);
•	April 6, 2020 – Circular No. 3,997/20 amends Circular No. 3,916, of November 22, 2018, which defines and consolidates the rules of the compulsory deposits on term deposits, to establish deduction of the chargeability of the compulsory collection of the financing granted in the scope of the Emergency Employment Support Program, instituted by Provisional Measure No. 944, of April 3, 2020;
•	April 9, 2020 Resolution No. 4,803/20, which adjusts the criteria for the measurement of the provision for doubtful receivables from the renegotiated operations by financial institutions and others authorized by the Central Bank of Brazil, due to the COVID-19 pandemic. With this Resolution, the reclassification of the renegotiated operations between March 1 and September 30, 2020 is permitted at the same level they were classified on February 29, 2020;
•	April 13, 2020 – Circular No. 4,001/20 amends Circular No. 3,916, of November 22, 2018, which defines and consolidates the rules of the compulsory deposits on term deposits, to establish deduction of the chargeability of the compulsory collection from the portion of acquisition of Financial Letters of Credit of own issue on the secondary Market;
•	May 25, 2020 – Resolution No. 4,820, which establishes, for a fixed term, prohibitions on the payment of dividends and interest on shareholders’ equity, the increase in the remuneration of the Management, the repurchasing of shares and the reduction of share capital, to be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, considering the potential effects of the pandemic of the coronavirus (COVID-19) on the National Financial System;
•	June 23, 2020 – Circular No. 4,030/20 amends Circular No. 3,809, of August 25, 2016, which establishes the procedures for the recognition of hedging instruments in the calculation of the portion of the risk weighted assets (RWA) relating to exposure to credit risk subject to the calculation of capital requirements through standardized approach (RWACPAD), which is regulated by Resolution No. 4,193, of March 1, 2013; and
•	June 24, 2020 – Circular No. 4,033/20 amends Circular No. 3,975, of January 8, 2020, instituting the compulsory collection on resources of savings deposits, to establish deductions of the chargeability of balance of loan operations for the financing of working capital and balance of investments in Term Deposits with Special Guarantee (DPGE) of institutions not belonging to the same conglomerate.

In addition to the measures mentioned above, the Executive and Legislative Powers have tried to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

However, projections estimate that Brazil will face an economic downturn in 2020 with all the ramifications in terms of business. Most of our operations occur in the domestic market and, consequently, our result is significantly impacted by the local macroeconomic conditions.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Below we highlight the main items of our statement of financial position which may potentially be impacted:

•	financial instruments: whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
•	loans: which we expect an increase in our level of arrears in the payment of loans, including loans that were renegotiated and extended in the context of the crisis, to the extent that the economic situation will deteriorate further, as well as facing significant challenges to take possession and realize the collateral resulting from guarantees related to loans in default. For June 30, 2020, considering the facts and initial information available, we increased our provisions for expected credit losses, as described in note No. 10h II;

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Notes to the Financial Statements of the Prudential Conglomerate

•	deferred tax assets: whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
•	intangible assets: may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
•	funding: volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
•	technical provisions of insurance and pension resources: that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
•	civil and labor provisions: the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

Our activities are operating at full capacity, since the beginning of the pandemic, and our actions have taken into account the guidelines of the Ministry of Health. We have established a crisis committee which is formed by the CEO, all the Vice-presidents and by the CRO (Chief Risk Officer), which meets daily and reports periodically, to the Board of Directors, evaluations on the evolution of COVID-19 and their reflections on the operations. In addition, we have a Risk Committee, which plays an important role in verifying the various points and scope of these actions in the Organization. We lauched the Business Continuity Plan (BCP) and in late March 2020, we intensified the internal/external actions, in a consistent and timely manner, with the objective of minimizing the impacts involved, which we highlight include:

•	giving leave to employees at-risk groups for an indefinite period of time;
•	increasing the number of employees working from home, with approximately 90% of our employees from the headquarters and offices and 50% of the branch employees working from home;
•	definition of the accompanying protocol, together with health professionals, for employees and family members who have symptoms of COVID-19;
•	intensification of the communication with our branches, providing guidance to our customers and employees about the prevention measures and the remote means of customer service;
•	making Covid-19 tests available to all employees for free; and
•	anticipation of the flu vaccine for all employees and dependents.

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were immaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, since its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.

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Notes to the Financial Statements of the Prudential Conglomerate

f)	On May 6, 2019, Bradesco announced to the market, that it had entered into a Share Purchase Agreement (“Agreement”) with the controlling shareholders of BAC Florida Bank (“BAC Florida”), the bank that offeres various financial services products in the United States for 45 years to non-resident high net worth Individuals. Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its high net worth clients (Prime and Private Bank), in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients. The acquisition will cost approximately US$500 million.

On September 10, 2019, the Central Bank authorized Bradesco to: (i) to hold up to 100% of the capital of BAC Florida Bank and its subsidiaries - the securities brokerage firm BAC Florida Investments Corp. and the non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the U.S.; and (ii) to participate temporarily in the capital of a holding company to be incorporated in the U.S., which should be extinguished in the corporate reorganization (merger) to be conducted to enable Banco Bradesco S.A. to hold 100% of the shares representing the capital of BAC Florida Bank. The completion of the transaction is subject to approval by the competent U.S. regulatory agencies and compliance with legal formalities.

g)	On January 15, 2020, Banco Bradesco announced that it sold the entire shareholding held in Chain Serviços e Contact Center S.A. (“Chain”) to Almaviva do Brasil Telemarketing e Informática S.A..

h)	On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates of 2.85% and 3.20% p.a., respectively.

Marcelo Santos Dall’Occo
Accountant - CRC 1SP160641/O-4

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Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

To

Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of the Prudential Conglomerate of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated balance sheet as of June 30, 2020 and the respective consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the semester then ended, as well as the related explanatory notes, including a summary of the main accounting policies. These special purpose financial statements have been prepared in accordance with specific procedures established by Resolution 4280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note 2 – Presentation of the financial statements.

In our opinion, the accompanying consolidated financial statements of the Prudential Conglomerate present fairly, in all material respects, the consolidated financial position of the Prudential Conglomerate of Banco Bradesco S.A. as of June 30, 2020, the consolidated performance of its operations and its respective consolidated cash flows, for the semester then ended, in accordance with Resolution 4280/13 of CMN, and supplementary regulations of Central Bank of Brazil (BACEN), for the preparation of special purpose consolidated financial statements, as described in the note 2 to financial statements.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the “The Auditors’ responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis

We draw attention to note 2 to the consolidated financial statements that disclose that the consolidated financial statements of the Prudential Conglomerate of Bradesco were prepared by Bradesco´s management to meet the requirements of Resolution 4280/13 of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes. Our opinion is not modified in relation to this topic.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current semester. These matters were treated in the context of our audit of the consolidated financial statements of the Prudential Conglomerate as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

Evaluation of the measurement of the allowance for doubtful accounts

As disclosed in Notes 3e and 9, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the Consolidated Financial Statements of Prudential Conglomerate, is R$ 43,087,636 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions, from clients and operations, such as late payments, economic and financial position, indebtedness level, economic sector, collateral characteristics, and the other factors and assumptions described in CMN Resolution No. 2.682/99, with rating “AA” being the minimum risk level, and “H” the maximum risk level. Bradesco initially applies the loss percentages established in such Resolution for each risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (supplementary provision). The loans classification into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco’s best estimate of the portfolio losses. Due to the relevance of loans operations and the uncertainties, accentuated by the current social and economic scenario resulting from the pandemic state due to Covid-19, inherent in determining the estimate of the allowance for loan losses as a result of the complexity of the methods and assumptions used, as well as the judgment involved in their determination, we consider this as a significant matter in our audit.

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How our audit approached this matter

We evaluate the design and operational effectiveness, by sampling, of the key internal controls related to the approval processes, registration and accrual of loans, as well as the internal methodologies for assessing the risk levels ("ratings") of the clients that support the classification of operations and the main assumptions used in the calculation and the arithmetic accuracy of the allowance for loan losses. Additionally, we evaluate, based on a sample, the information that supports the definition and review of clients ratings by Bradesco, such as the credit proposal, financial and registration information, operational and/or financial restructuring, guarantees and judicial recovery plan, including the methodologies and assumptions used for the generic and supplementary provisions, which include Bradesco's assessment of the impacts generated by the Covid-19 pandemic. We analyzed, by sampling, the arithmetic calculation, included in the assessment of compliance with the requirements established by CMN Resolution No. 2.682/99 related to the calculation of the allowance for loan losses. We also evaluated the disclosures made in the consolidated financial statements, described in notes 3e and 9.

Based on the evidence obtained from the procedures summarized above, we considered adequate the assessment of the measurement of the allowance for loan losses, in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2020.

Measurement and evaluation of derivative financial instruments and securities

As disclosed in the Notes 3d, 7, 8 and 36a, derivative financial instruments amount to R$ 26,420,948 thousand (assets) and R$ (21,456,169) thousand (liabilities) and securities amount to R$ 315,725,905 thousand. For the financial instruments measured at market value, whose market prices or parameters are not observable, the determination of market values is subject to a high level of uncertainty, according as Bradesco performs significant judgments, in determining the methods and assumptions used in its measurement. Financial assets classified as “Available for Sale” and “Held to Maturity” are also evaluated as indications of evidence of impairment losses, which also involves a high level of judgment in their determination considering the methodologies and assumptions used. Therefore, due to the high level of judgment, accentuated by the current pandemic state due to Covid-19, in the measurement of market value and in the evaluation of indicative evidence of impairment of these financial instruments, we consider as a significant matter in our audit work.

How our audit approached this matter

We evaluate the design and operating effectiveness, by sampling, of the key internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements of Prudential Conglomerate arising from uncertainties in the market value measurement and the indicative evidence of impairment of financial instruments. For a sample of financial instruments, which market price measurement parameters are not observable, we evaluate, with the technical support of our specialists in financial instruments, the models developed by Bradesco for determining market values, using independent parameters for their pricing. We also consider Bradesco’s assessment of the possible effects on its methodologies and assumptions, linked to the pandemic scenario due to Covid-19 and possible impacts on measurements. Additionally, we recalculate, on a sample basis, the market value of financial instruments, as well as analyze the policies and criteria related to indications of evidence of impairment losses. Our procedures also included the evaluation of the Bradesco´s disclosures in the consolidated financial statements of Prudential Conglomerate described in Notes 3d, 7, 8 and 36a.

Based on the evidence obtained from the procedures summarized above, we consider adequate the measurement and evaluation of derivative financial instruments and securities, in the context of thecconsolidated financial statements of Prudential Conglomerate taken as a whole for the semester ended June 30, 2020

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Evaluation of the measurement of provisions and in the disclosure of contingent liabilities - Tax, civil and labor

As described in Notes 3m and 21, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, with the respective provisions recognized in the consolidated financial statements of Prudential Conglomerate in the amounts of R$ 7,213,293 thousand, R$ 7,251,616 thousand, and R$ 6,613,664 thousand, respectively. Some laws, regulations and legal disputes in Brazil have high complexity levels, and, therefore, the measurement in the recognition or in the disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, requires significant judgement of Bradesco. Due to the relevance, complexity and level of judgment used in the evaluation, measurement and disclosures of provisions and contingent liabilities, as well as aspects related to compliance with laws and regulations, we consider this matter as a significant in our audit.

How our audit approached this matter

Our audit procedures included the evaluation of the design and operating effectiveness, by sampling, of the key internal controls related to the identification, evaluation, measurement and disclosure of provisions and contingent liabilities, as well as those related to compliance with laws and regulations. We tested the assessment carried out by Bradesco on the sufficiency of the recognized tax, civil and labor provisions and disclosed contingency amounts, by evaluating the main assumptions used, also considering the assessment of Bradesco’s internal and external legal advisors, as well as data and historical information. In addition, with the assistance of our tax specialists, we tested the determination of the likelihood of unfavorable outcome, the documentation and information related to the main tax matters involving Bradesco. We also evaluated whether the disclosures in the consolidated financial statements of Prudential Conglomerate are in accordance with the applicable rules regarding the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures summarized above, we considered adequate the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities, in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the semester ended June 30, 2020.

Assessment of the expectation of realization of deferred tax assets

The consolidated financial statements of Prudential Conglomerate include deferred tax assets in the amount of R$ 86,012,759 thousand (Note 35c) which realization is based on estimates of future profitability based on business plans and budgets prepared by Bradesco and which are supported by economic and business assumptions. As described in Note 3f, Bradesco evaluates at least, when preparing the semiannual financials, the methods and assumptions used to estimate taxable profits and growth rates. Due to the degree of judgment inherent in the methods and assumptions used to estimate future taxable profits, especially accentuated by the possible effects on the economic situation resulting from the Covid-19 pandemic and the potential impact that any changes in this scenario could have on the expectation of the realization of the tax credits, we consider this matter to be significant in our audit.

How our audit approached this matter

Our audit procedures include the evaluation of the design and operating effectiveness, by sampling, of the key internal controls related to Bradesco’s assessment on the expectation of realization of deferred tax assets. We tested the reasonableness and consistency of the methods and assumptions used for preparing the technical studies and the assessment of the expectation of realization of tax credits, as well as, an assessment made by Bradesco of the adverse effects in the economic pandemic situation of Covid-19 in its projects of future taxable results. In addition, we test the mathematical calculations included in the technical study of realization of deferred tax assets and disclosures made by Bradesco in the consolidated financial statements of Prudential Conglomerate.

Based on the evidence obtained from the procedures summarized above, we considered adequate the measurement, the record and the evaluation of deferred tax assets and the respective disclosures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the semester ended June 30, 2020.

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Based on the evidence obtained from the procedures summarized above, we considered adequate the assessment of the expectation of realization of deferred tax assets in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the semester ended June 30, 2020.

Evaluation of the recoverable value of intangible assets

The consolidated financial statements of Prudential Conglomerate include intangible assets, which comprise goodwill on acquisitions in the amount of R$ 4,047,259 thousand and other intangible assets in the amount of R$ 4,328,504 (Note 13) which realization is based on projections of future results based on the business plans and budget prepared by Bradesco, in relation to Cash Generating Units (CGU) and which are supported by economic and business assumptions. As described in Notes 3g and 3i, Bradesco evaluates, at least annually or when there are events or circumstances that indicate the accounting value may not be recoverable, the assumptions and estimates of profitability of the CGUs to which goodwill and intangible assets are allocated, including the growth rates, discount rates and cash flow projections, as well as the existence of indications of impairment of these assets. Due to the degree of judgment inherent in the determination of these assumptions, aggravated by the current social and economic scenario resulting from the pandemic state due to Covid-19 and the potential impact that eventual changes in the assumptions could cause in the consolidated financial statements, we consider this matter as significant in our audit.

How our audit approached this matter

Our audit procedures included the evaluation of the design and operating effectiveness, by sampling, of the key internal controls related to Bradesco´s assessment of indicators of impairment of these intangible assets. Based on sampling, we evaluated with technical support of our corporate finance specialists the reasonableness and consistency of the assumptions used in preparing this assessment, as well as Bradesco's analysis of the impacts generated by the current social and economic scenario resulting from the state of the pandemic due to Covid-19 in their projections of future results from the UGCs. Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements of Prudential Conglomerate in relation to this matter.

Based on the evidence obtained from the procedures summarized above, we considered adequate the assessment of Prudential Conglomerate of recoverable of intangible assets in the context of the consolidated financial statements taken as a whole for the semester ended June 30, 2020.

Measurement evaluation of Technical Provisions – Insurance and Pension Plans

As mentioned in Notes 3m and 11, Bradesco has investments measured under the equity method, which has liabilities related to insurance contracts and pension plans denominated “Technical Provisions”, in the amount of R$ 266,105,613 thousand, which includes, among others, the following provisions: Provisions for Incurred and Unreported claims (IBNR) in the amount of R$ 9,680,604 thousand, Mathematical Provisions of Benefits to be Granted - Insurance in the amount of R$ 1,574,454 thousand, Mathematical Provisions of Benefits Granted in the amount of R$ 484,187 thousand, Provisions for Premiums Insufficiency (PIP) in the amount of R$ 2,165,942 thousand, Provisions for Related Expenses in the amount of R$ 716,213 thousand and Other Technical Provisions in the amount of R$ 1,647,054 thousand. Provisions identified above, as well as the liability adequacy test, requires judgment in the selection of methodologies and assumptions which includes, among others, loss ratio, longevity, persistency, interest rates and medical costs. Due to the relevance of Technical Provisions, the judgement involved to determine methodologies and the impact that eventual changes in assumptions used in the calculation of the technical provision and in the liability adequacy test, as well as the effects of the pandemic state due to COVID-19 would have in the consolidated financial statements of Prudential Conglomerate, we consider this matter relevant to our audit.

How our audit approached this matter

On a sample basis, we tested the design and operating effectiveness of the significant internal controls related with the processes of calculation and measurement of the above mentioned Technical Provisions and the Liability Adequacy Test. With the technical support of our actuarial specialists, we tested the methodologies, and reasonability of the assumptions, such as loss ratio, longevity, persistency, interest rates and medical costs used for measuring the Technical Provisions and the Liability Adequacy Test, as well as judgement of the eventual impacts arising from the COVID-19 pandemic in such assumptions. On a sample basis, we recalculated technical provisions and the liability adequacy test. We tested the data used in the actuarial calculations. We evaluated the disclosures made in the consolidated financial statements of Prudential Conglomerate, in special the disclosure to financial instruments assets offered to cover the Technical Provisions.

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Based on evidence obtained from the procedures summarized above, we considered adequate the measurement evaluation of technical provisions for insurance and pension plans in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the semester ended June 30, 2020.

Application controls and information technology general controls

The Bradesco’s technology environment has processes of access management and changes in the systems and applications, development of new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment aim to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. Due to Bradesco’s high dependence on its technological systems, the high daily volume of processed transactions and the importance of access controls and management of changes in its systems and applications, we consider that this area is relevant to our audit.

How our audit approached this matter

We analyze the design, the implementation and the operating effectiveness of key access controls, such as authorization of new users, revocation of terminated users and review of active users, we carry out tests, on a sample basis, with the assistance of our information technology specialists, whenever we plan to rely on specific information, extracted from certain systems, considered relevant for the purpose of preparing the financial statements. In areas where our judgment there is a high dependence on information technology, our tests also included the assessment of password policies, security settings and control over developments and changes in systems and applications. Additionally, when we identify key internal controls for the financial reporting process and other relevant processes fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design and operating effectiveness of these controls.

The evidence obtained from the above summarized procedures has allowed us to consider application controls and general information technology controls to plan the nature, time and extension of our audit procedures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the semester ended June 30, 2020.

Other matters

Bradesco prepared a set of general-purpose consolidated financial statements for the year ended June 30, 2020, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an audit report without modifications dated July 29, 2020.

Statement of added value

The consolidated statement of added value for the semester ended June 30, 2020, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the special purpose required by Resolution 4,280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements of the Prudential Conglomerate of Bradesco. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements of Prudential Conglomerate and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements of Prudential Conglomerate taken as a whole.

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Responsibilities of management and those in charge with governance for the consolidated financial statements of the Prudential Conglomerate

Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with the Resolution 4280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements of the Prudential Conglomerate that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements of the Prudential Conglomerate, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process in preparing the consolidated financial statements of the Prudential Conglomerate.

Auditors’ responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared by the management in accordance with Resolution 4280/13 of CMN, and supplementary regulations of BACEN, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements of Prudential Conglomerate.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, taking into account NBC TA 800 (Special Conditions - Auditing of Financial Statements according to Special Purpose Accounting Structures), we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•	Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•	Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

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•	Evaluate the overall presentation, structure and content of the consolidated financial statements of Prudential Conglomerate, including the disclosures and whether the consolidated financial statements of Prudential Conglomerate represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements of Prudential Conglomerate. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current semester, and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, August 27, 2020.

KPMG Auditores Independentes

CRC 2SP-028567/F

Original report in Portuguese signed by

André Dala Pola

Accountant CRC 1SP214007/O-2

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 28, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.